UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

AMENDMENT NO. 4

[X]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended _____________________________
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________________ to ______________________

Commission file number 000-50339

CAPITAL RESERVE CANADA LIMITED

(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Alberta, Canada

(Jurisdiction of incorporation or organization)

1530-9 Avenue S.E.

Calgary, Alberta, Canada

T2G 0T7

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Class A Common Stock	Name of each exchange on which registered Not applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's capital or common stock as of the close period covered by the annual report.

N/A

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[  ]Yes  [X] No

#

Indicate by check mark which financial statement item the registrant has elected to follow.

[  ] Item 17  [X ] Item 18

_________________________________

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

[  ]Yes  [  ] No

TABLE OF CONTENTS

PART I

1

Item 1.

Identity of Directors, Senior Management and Advisors

1

Item 2.

Offer Statistics and Expected Timetable

2

Item 3.

Key Information

3

Item 4.

Information on the Company

9

Item 5.

Operating and Financial Review and Prospects

16

Item 6.

Directors, Senior Management and Employees

18

Item 7.

Major Shareholders and Related Party Transactions

22

Item 8.

Financial Information

25

Item 9.

The Offering and Listing

25

Item 10.

Additional Information

26

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

31

Item 12.

Description of Securities Other than Equity Securities

31

PART II

31

Item 13.

Defaults, Dividend Arrearages and Delinquencies

31

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds.

31

Item 15.

Controls and Procedures

31

Item 16A. Audit Committee Financial Expert

31

Item 16B. Code of Ethics

31

Item 16C. Exemptions from the Listing Standards for Audit Committees

31

PART III

31

Item 17.

Financial Statements

31

Item 18.

Financial Statements

32

Item 19.

Exhibits

32

PART I

This Registration Statement is being filed by Capital Reserve Canada Limited, an Alberta, Canada corporation.  Throughout this Registration Statement, Capital Reserve Canada Limited is referred to as “Capital Canada”, “we”, and “our”.  This Registration Statement on Form 20-F includes forward-looking statements within the meaning of the Securities Exchange Act of 1934 (the "Exchange Act"). These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include the information concerning our possible or assumed future results of operations set forth under the heading "Operating and Financial Review and Prospects”. Forward-looking statements also include statements in which words such as "expect", "anticipate", "intend", "plan", "believe", "estimate", "consider" or similar expressions are used.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. Our future results and shareholder values may differ materially from those expressed in these forward-looking statements. Readers are cautioned not to put undue reliance on any forward-looking statements.

Exchange Rates

All dollar amounts in this document are in U.S. Dollars unless otherwise indicted.

This Registration Statement contains conversions of certain amounts in Canadian dollars ("CDN$") into United States dollars ("US$") based upon the exchange rate in effect at the end of the calendar year to which the amount relates, or the exchange rate on the date specified. For such purposes, the exchange rate means the noon buying rate for United States dollars from the Bank of Canada (the "Noon Buying Rate"). These translations should not be construed as representations that the Canadian dollar amounts actually represent such U.S. dollar amounts or that Canadian dollars could be converted into U.S. dollars at the rate indicated or at any other rate. The Noon Buying Rate at the end of each of the four years ended December 31, the average of the Noon Buying Rates on the last day of each month during each of such fiscal years and the high and low Noon Buying Rate for each of such fiscal year's were as follows:

	December 31,
	1999 $	2000 $	2001 $	2002 $
At end of period	0.6929	0.6666	0.6279	0.6331
Average for period	0.6747	0.6728	0.6448	0.6372
High for period	0.6929	0.6973	0.6695	0.6618
Low for period	0.6537	0.6413	0.6242	0.6199

The Noon Buying Rate as of   March 1, 2004 was 0.75729

Forward Stock Split

On May 28, 2003, the Company’s stock was forward split on the basis of basis of 2,000 shares to 1 bringing the total number of issued and outstanding shares of Class A Common Stock to 2,000,000 shares.  All share and per share data contained in this filing has been revised to reflect this stock split retroactively including the audited and interim financial statements included in this filing.

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

DIRECTORS AND SENIOR MANAGEMENT

The following sets forth the names, business addresses, and functions of our directors and senior management:

N. Desmond Smith – Director and President

Box 86020, 2106-33rd Avenue S.W., Calgary, Alberta, T2T 1Z6, Canada

Mr. Smith is responsible for the development and expansion of our operations with a special focus on strategic business development and financial initiatives.

W. Scott Lawler – Director and Secretary-Treasurer

1530-9th  Avenue S.E., Calgary, Alberta, T2G 0T7, Canada

Mr. Lawler is responsible for overseeing of the day to day operations of Capital Reserve Canada Limited and reporting to the parent corporation, FACT Corporation.

Jacqueline R. Danforth - Director

1530-9th  Avenue S.E., Calgary, Alberta, T2G 0T7, Canada

Ms. Danforth assists us in acting as a resource on matters such as business valuation, mergers and acquisitions, corporate finance and business plans.

ADVISORS

The Company's principal advisors are:

Banking

Alberta Treasury Branches

2nd Floor, 239-8 Avenue S.W., Calgary, Alberta, T2P 1B9, Canada

U.S. Legal Counsel

W. Scott Lawler, Esq.

1530-9 Avenue S.E., Calgary, Alberta, T2G 0T7, Canada

403-693-8014

Canadian Legal Counsel

Trevor Wong - Chor

Borden, Ladner, Gervais LLP

Suite 1000 – 400 3rd Avenue S.W., Calgary, Alberta

403 232-9500

AUDITORS

Miller & McCollom, Certified Public Accountants

300-4350 Wadsworth Boulevard, Wheat Ridge, Colorado 80033. Auditors since September 6, 2002.

Members of: American Institute of Certified Public Accountants (SEC practice section), Colorado Society of Certified Public Accountants, Licensed by the State of Colorado

On September 6, 2002, Miller & McCollom audited Capital Canada's financial statements for the years 2001 and 2000.  As the Company has been a wholly owned subsidiary of FACT Corporation since its incorporation on December 6, 1999, it has not prepared separate financial statements until the audit completed  on September 6, 2002.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Capital Reserve Canada Limited is filing this Form 20-F as a registration statement under the Securities Exchange Act of 1934, and as such the information called for by Item 2 is not applicable.

ITEM 3.

KEY INFORMATION

SELECTED FINANCIAL DATA

	For the fiscal year ending December 31,			September 30 (Unaudited)
	2000	2001	2002	2003	2002
Operating Revenues	91,838	94,864	77,354	28,811	57,026
Income (loss) from Operations	(82,330)	(577,444)	(31,321)	(9,333)	(16,826)
Net Income (loss)	(64,739)	(581,362)	(21,429)	19,577	(9,043)
Net Income (loss) from operations per share	(65)	(581)	(21)	0.010	(0.005)
Total Assets	621,124	123,706	87,578	20,207	147,439
Net Assets	(64,088)	(626,074)	(648,978)	(654,028)	(637,970)
Capital Stock	68	68	68	68	68
Number of Shares	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000

CAPITALIZATION AND INDEBTEDNESS

We are authorized to issue an unlimited number of Class A Common shares with no par value, an unlimited number of Class B Common shares with no par value and an unlimited number of First Preferred shares with no par value. On May 28, 2003, Capital Canada's sole shareholder executed a resolution to forward split 1,000 shares of Class A common stock on the basis of 2,000 shares to 1 bringing the total number of issued and outstanding shares of Class A Common Stock to 2,000,000 shares.  Neither shares of our Class B Common Stock nor shares of our First Preferred Stock have been issued to date.

Other than expenses outlined below or expenses incurred in our normal day-to-day operations, we have no outstanding debts.

We have an outstanding loan with FACT Corporation (formerly known as Capital Reserve Corporation), which is presently the parent of Capital Canada.  The loan relates to certain amounts advanced by FACT Corporation for ongoing operations of Capital Canada since inception.  As a part of the spin off of Capital Canada, (see “SPIN OFF FROM FACT CORPORATION” under Item 4 on page 10 for a description of the proposed spin off) the parties have agreed to enter into a promissory note with specific repayment terms to be negotiated at the time of the spin off of Capital Canada.  The note is intended to be executed immediately upon Capital Canada no longer being a wholly-owned subsidiary of FACT Corporation. As there is a commonality amongst the respective boards of directors of FACT Corporation and Capital Reserve Canada Ltd. only those directors who are not common to each board of directors will approve the terms of the promissory note for each respective company.

There have been numerous intercompany advances and repayments between FACT Corporation and the Company since Capital Canada's inception on December 8, 1999 for operations of the Company and for the purchase of its oil and gas assets.  The amount owing to FACT Corporation as of December 12, 2003  net of all amounts repaid to FACT Corporation is  $658,157.  The table below details the amounts and general nature of the amounts advanced to the Company which comprise the $658,157.  The table below also indicates the amounts repaid to FACT Corporation..

Funds Advanced by FACT Corp
Amounts Advanced
Nature of Advance	2000	2001	2002	2003

Issuance of 817,050 shares of FACT Corp for acquisition of Chestermere oil and gas properties	408,525	-	-	-
Leasehold improvements to leased space at 335-25th St S.E.	21,656	-	-	-
Rent payments	-	10,311	-	-
Consulting Fees	-	40,000	15,500	-
Loan Payments to Alberta Treasury Branches	-	-	105,907	-
Working Capital	180,201	35,234	-	71,195
Purchase of Montana Leases	-	-	-	10,000

Total Advances	610,382	85,545	121,407	81,195

Repayments back to FACT Corp	(166,117)	(21,061)	(5,014)	(65,133)
Foreign Exchange (Gain) Loss	-	(694)	364	17,283

Total Due as at December 18, 2003 to FACT Corp	$658,157

We lease office and laboratory space from FACT Corporation in a commercial building located in the City of Calgary, Alberta, Canada.   The lease was executed on August 30, 2000 for a five-year term expiring on October 31, 2005.  The financial commitment under the terms of the lease is the payment of CDN$2,822 per month plus operating costs estimated at $8.00 per sq ft for 2003.  In our capacity as sublessor, we executed a sublease agreement with T2/H2B Analytical Services, Inc. on October 30, 2000 at the rate of CDN$3,212 per month, net of operating costs estimated at $8.00 per sq ft for the year 2003, for the period of November 1, 2000 to October 31, 2003 at which time the rate increases to CDN$3,614 per month net of operating costs until the expiry of the sublease on October 31, 2005.  In our capacity as sublessor, we have also executed a one year sublease with Canada Chemical Corporation which expires on December 31, 2003. Capital Canada delivered notice to the Company that it would continue with its sublease of the space from January 31, 2004 on a month to month basis.   This sublease is for the remaining square footage with a monthly rental rate of CDN$727.00, net of operating costs estimated at $8.00 per sq foot for 2003, until November 1, 2003 at which point the monthly rental rate increases to CDN$848.

REASONS FOR THE OFFER AND USE OF PROCEEDS

The Company is not conducting an offering of its securities to raise funds for the Company at this time.  Capital Reserve Canada Limited is filing this Form 20-F as a registration statement under the Securities Exchange Act of 1934, and as such this item is  not applicable.

RISK FACTORS

INVESTMENT IN THE COMMON SHARES OFFERED HEREBY IS HIGHLY SPECULATIVE. A PROSPECTIVE INVESTOR SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS:

Our business operations are speculative.  The failure of our plans could ultimately force us to reduce or suspend operations and even liquidate our assets and wind-up and dissolve our company.

Capital Canada's business is the acquisition of oil and natural gas assets that either produce or that we hope will produce revenue.  Part of our assets are still in the exploration and development stage.  We do not conduct exploration, development or drilling operations.  These operations are carried out by third party operators, who share an interest in the properties.  Exploration and development of oil and natural gas is extremely risky, particularly given our present financial condition.  An investment in our company should be considered highly speculative due to the nature of our indirect involvement in the exploration, development and production of oil and natural gas.  Oil and gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  There is no assurance that expenditures we make on future exploration will result in new discoveries of oil or gas.  Exploratory drilling is subject to numerous risks, including the risk that no commercially productive oil and natural gas reservoirs will be encountered.  The cost to drill, complete and operate wells is often uncertain, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors including unexpected drilling conditions, abnormal pressures, equipment failures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires, spills or other accidents, as well as weather conditions, compliance with governmental requirements, delays in receiving governmental approvals or permits, unexpected environmental issues and shortages or delays in the delivery of equipment. These uncertainties could result in our portion of the drilling costs exceeding our financial resources to fund the drilling and therefore could result in suspension of drilling activities prior to completion of a well. Our inability to participate in the drilling of wells that produce commercial quantities of oil and natural gas would have a material adverse effect on our business, consolidated financial condition and results of operations.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after exploration, drilling, operating and other costs.  Completion of wells does not ensure a profit on the investment or recovery of exploration, drilling, completion and operating costs.  Drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect production.  Adverse conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions.

Capital Canada intends to continue with identification of additional exploration and development projects which may alter our currently proposed operational plans. There can be no guarantee that we will be successful in development our current prospects or in locating and acquiring working interests in additional projects of merit.

We have incurred net losses since inception and anticipate that losses will continue, which could inpact on the value of an investor's investment in our common stock.

We have incurred losses since inception and had an accumulated deficit of $654,028 at September 30, 2003.  We anticipate that we will continue to incur net losses due to our expectation of a  high level of planned operating and capital expenditures, additional personnel requirements and our general growth objectives.  We anticipate that our net losses will increase in the near future as we implement our business strategy.  Our ability to earn a profit will depend, in addition to the other risks discussed in this registration statement, on successful development of our existing prospects and identification and acquisition of additional oil and gas properties that generate revenue in excess of operating expenses for the properties and operating expenses of our business, which has not yet been achieved.  We may never achieve profitability.

We may be unable to continue as a going concern if we are unable to raise additional capital.

In light of the risks described in this section, our auditors have expressed considerable doubt as to our ability to continue as a going concern.  We will be unable to continue as a going concern if we are unable to earn sufficient revenues from our operations or to raise additional capital through debt or equity financings to meet our working capital obligations.  At September 30, 2003, we had a working capital deficit of $28,680.  Based on our plan of operation, we estimate we may require an additional $250,000 in financing during the first quarter of 2004 to meet our capital requirements through the first quarter of 2004, which is anticipated to vary depending on the Company's ability to identify and acquire either oil and gas exploration properties or producing oil and gas properties.  If we do not raise this capital, we will be unable to continue as a going concern and you may lose your entire investment.  Any additional capital required subsequent to the first quarter of 2004 cannot currently be estimated and will be dependent upon our results of operations up to the end of the first quarter 2004.

Our future operating results may fluctuate significantly and are difficult to predict.

Our future operating results may fluctuate significantly depending upon a number of factors including industry conditions, prices of oil and natural gas, rate of drilling success, rates of production from completed wells and the timing of capital expenditures.  This variability makes it very difficult to predict when we might reach profitability and hence would have a serious impact on the value of investor's investment in our Company.  In addition, any failure or delay in the realization of expected cash flows from initial operating activities could limit our future ability to continue exploration and to participate in economically attractive projects.

A significant or prolonged decrease in oil and natural gas prices will seriously negatively impact our business plans and operations.

Oil and natural gas are commodities whose prices are determined based on world demand and supply both of these factors are beyond our control.  It is impossible to predict future oil and natural gas price movements with any certainty, as they have historically been subject to wide fluctuations in response to a variety of market conditions, including relatively minor changes in the supply and demand for oil and natural gas, economic, political and regulatory developments, and competition from other sources of energy.

Any extended or substantial decline in oil and natural gas prices would have a material adverse effect on our ability to negotiate favorable joint ventures with viable industry participants, our ability to acquire drilling rights, the volume of oil and natural gas that could be economically produced, our cash flow and our access to capital.

We do not currently intend to engage in hedging activities (although we reserve the right to do so in the future), and may be more adversely affected by fluctuations in oil and natural gas prices than other industry participants that do engage in such activities.  A sustained material decline in prices from historical average prices could add additional limitation factors to our borrowing base, reducing credit available to our company.  Our business, financial condition and results of operations would be materially and adversely affected by adverse changes in prevailing oil and natural gas prices.

Our officers have limited experience in marketing oil and natural gas.

If we pursue development of an oil and gas prospect without a partner, we will have to establish markets for any oil and natural gas we do produce and we will also have to market our oil and natural gas to prospective buyers.  The marketability and price of oil and natural gas, which may be acquired or discovered by us, will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by us.  Our ability to market our oil and gas production may depend upon our ability to acquire space on pipelines which deliver oil and gas to commercial markets.  We will also likely be affected by deliverability uncertainties related to the proximity of our reserves to pipelines and processing facilities and relating to price, taxes, royalties, land tenure, allowable production, and the export of oil and natural gas.   We have limited direct experience in the marketing of oil and natural gas.

We compete directly with independent, technology-driven exploration and service companies, and with major oil and natural gas companies in our exploration for and development of commercial oil and natural gas properties.

The oil and natural gas industry is highly competitive.  Many companies and individuals are engaged in the business of acquiring interests in and developing oil and natural gas properties, and the industry is not dominated by any single competitor or a small number of competitors.  We will compete with numerous industry participants for the acquisition of land and rights to prospects, and for the equipment and labor required to drill and develop those prospects.  Many of these competitors have financial, technical and other resources substantially in excess of those available to us.  These competitive disadvantages could adversely affect our ability to participate in projects with favorable rates of return.

We may be unable to effectively manage our expected growth.

Our success will depend upon the expansion of our business.  Expansion will place a significant strain on our financial, management and other resources, and will require us, among other things, to change, expand and improve our operating, managerial and financial systems and controls and improve coordination between our various corporate functions.  We presently have no full time employees or management personnel.

We presently rely on outside operators for the operations of our oil and gas properties.  Should we begin operating our own oil and gas properties we will be forced to hire either field contractors or our own field staff and management personnel to oversee the field operations.

Our inability to effectively manage our growth, including the failure of any new personnel we hire to achieve anticipated performance levels, would have a material adverse effect on our business, consolidated financial condition and results of operations.

Some of our Directors face possible conflicts of interest through dual directorships.

Two (2) of our directors, Mr. Desmond Smith and Ms. Jacqueline Danforth, also serve as directors for Texas T Resources Inc., which is also a corporation that operates in the oil and gas industry.  It is possible that such directors face a conflict of interest if they obtain information regarding an oil and gas asset available for acquisition that would fall in the parameters of acquisitions being sought by both corporations.  Capital Canada expects that if such event did occur, that the director would pass the information regarding such acquisition to both corporations for consideration and withdraw from further activity regarding such asset except with the written consent of both corporations.

Capital Canada has had no business interaction with Texas T Resources.  However, its parent corporation, FACT Corporation has had the following relationships:

FACT Corporation is currently a shareholder of Texas T Resources Inc. ("Resources"), a public reporting Alberta corporation whose shares are traded on the TSX Venture Exchange under the symbol "TXT", and its private subsidiary, Texas T Petroleum Ltd. ("Petroleum"), a Colorado corporation. On August 1, 2000, FACT Corporation entered into a private placement agreement with Resources and acquired 2,000,000 units of its common stock at a price of $0.0677 per unit, each unit comprised of one common share and one share purchase warrant entitling FACT Corporation the Company to purchase one additional share of common stock.  The warrant expired unexercised during the fiscal year ended December 31, 2002.

Subsequently in the fiscal year 2000 FACT Corporation also completed a private placement with Petroleum and acquired 2,000,000 units at $0.50 per unit, each unit comprised of one common share and one share purchase warrant entitling FACT Corporation to purchase one additional share at $1.00 per share for a period of three years from the date of issue. On March 6, 2001 Petroleum completed a reverse split of its share capital at the rate of 10:1, which resulted in FACT Corporation's shareholdings in Petroleum being reduced from 2,000,000 units to 200,000 units.

Subsequently, FACT Corporation exchanged with an unrelated third party 652,252 units of Resources for 106,101 common shares of Petroleum.

As of September 31, 2003, FACT Corporation owned 1,347,748 shares of Resources, which equates to 6.2% of the total issued and outstanding shares. As of September 31, 2003, FACT Corporation owned 306,101 common shares of Petroleum, which equates to 16.2% of the total issued and outstanding shares. These securities are non-marketable and as a result of Petroleum's divestiture of substantially all of Petroleum's assets, FACT Corporation has determined that these investments has a net realizable value of $83,950 as at December 31, 2002 and $98,123 at September 30, 2003.

There is a possibility that we could incur environmental liabilities that are not covered by insurance, which liabilities could be in excess of any revenues or assets that we may accumulate.

Operations of our oil and gas assets are conducted by third party operations that carry excess liability insurance.  In the event that losses or damages result from the operation of the assets that are not covered by the operator's insurance these losses or damages would become a liability for Capital Canada.  Although management has determined that the current amount of coverage carried by the operators is sufficient to cover all potential liability, except for claims due to operator negligence or fraud, it is possible that uncovered losses and damages could be incurred which could cause us to have to file for bankruptcy protection from the courts.

U.S. Investors face the risk that their investment may be subject to special U.S. federal income tax rules.

For any taxable year of Capital Canada, if at least 75% of Capital Canada's gross income is “Passive income” (as defined in the Internal Revenue Code of 1986, as amended (the “Code”)), or if at least 50% of Capital Canada's assets, by average fair market value, are assets that produce or are held for the production of passive income, Capital Canada will be a Passive Foreign Investment Corporation (“PFIC”).

If Capital Canada is a PFIC for any taxable year during which an individual who is a citizen or resident of the Untied States or a domestic corporation (a “U.S. Taxpayer”) owns any common stock, the U.S. Taxpayer will be subject to special U.S. federal income tax rules, set forth in Sections 1291 to 1297 of the Code, with respect to all of such U.S. Taxpayer's common stock. For example, gifts, exchanges pursuant to corporate reorganizations and use of the common stock as security for a loan may be treated as taxable disposition, and a stepped-up basis upon the death of such a U.S. Taxpayer may not be available. Furthermore, in the absence of an election by such U.S. Taxpayer to treat Capital Canada as a “qualified electing fund” (the “QEF election”), as discussed below, the U.S. Taxpayer would be required to (i) report any gain on disposition of any common stock as ordinary income rather than capital gain, (ii) to compute the tax liability on such gain and on certain distributions as if the shares had been earned pro rata over the U.S. Taxpayer's holding period (or a certain portion thereof) for the common stock, and (iii) would be subject to the highest ordinary income tax rate for each taxable year of the U.S. Taxpayer in which the shares were treated as having been earned. Such U.S. Taxpayer would also be liable for interest (which may be non-deductible by certain U.S. Taxpayers) on the foregoing tax liability as if such liability had been due with respect to each such prior year.

U.S. Taxpayers are strongly urged to consult his or her own tax advisor in that regard.

The foregoing discussion of United States taxation is of a general and summary nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder. Accordingly, prospective investors should consult their own tax advisors as to the tax consequences of receiving dividends from Capital Canada or disposing of their common stock and thus any investment in our common stock could be illiquid. For an indefinite period of time.

Risks Relating to Our Stock

There is no public market for the common shares at this time.

There is no public market for our common shares and we cannot give you any assurance that we will be able to attain a listing for our securities.   We will attempt to have our stock authorized for quotation on the Over the Counter Bulletin Board (“OTC/BB”) following the spin off of our shares to the FACT Corporation shareholders.   This will be dependent upon our ability to locate a market maker to submit an application for trading on the OTC/BB.  We currently do not have a relationship with any market makers.

You should not expect to receive dividends on your investment.

We have never paid any cash dividends on shares of our capital stock, and we do not anticipate that we will pay any dividends in the foreseeable future.  Our current business plan is to retain any future earnings to finance the expansion of our business.  Any future determination to pay cash dividends will be at the discretion of our board of directors, and will be dependent upon our financial condition, results of operations, capital requirements and other factors as our board of directors may deem relevant at that time.

ITEM 4.

INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Capital Reserve Canada Limited was incorporated on December 8, 1999 as a private company under the Business Corporations Act (Alberta, Canada) and is a wholly-owned subsidiary of FACT Corporation, a Colorado corporation, which trades on the OTC/BB. On January 15, 2003, we amended our articles of incorporation to enable us to be a public company under the laws of the Province of Alberta.  On May 28, 2003, we amended our Articles of Incorporation to forward split our issued and outstanding shares of Class A common stock.

Our registered offices are located at 1530-9th Avenue S.E., Calgary, Alberta, T2G 0T7, Canada, (403) 693-8000.

On March 1, 2000, FACT Corporation issued a total of 817,050 common shares at a deemed price of $0.50US per common share which  the Company booked as an inter-company loan in the amount of $408,525 ($600,000CDN) .  The deemed price of $0.50 per share was agreed to with Stone Canyon based on an offering being undertaken by FACT Corporation at the time which was priced at $0.50 per share.  The cost of the acquisition was based on an evaluation by an independent oil and gas consultant to be $612,788 (CDN $900,000), and was paid by way of $204,263 (CDN$300,000) in cash and in 817,050 shares of Class A common stock of FACT Corporation, at a deemed price of $0.50 per share. The shares and cash were used to purchase a 5% interest in a producing oil and gas property in Alberta, Canada from Stone Canyon Resources Ltd.  Stone Canyon Resources Ltd. was an independent party from both the Company and FACT Corporation at the time of the transaction.  Stone Canyon Resources Ltd. became an affiliate of FACT Corporation upon the issuance of shares of FACT Corporation to Stone Canyon Resources Ltd. due to the fact that Stone Canyon Resources Ltd. then owned approximately 20% of FACT Corporation's issued and outstanding shares.

The cash portion of the acquisition  was provided from the draw down of $204,263 (CDN$300,000) from a stand-by operating line of credit at an annual interest rate of the Bank of Canada's prime rate plus 1% provided to Capital Canada by the Alberta Treasury Branches. The line of credit was secured by a floating charge debenture over all of Capital Canada's assets, which means that the lender had a security interest in all of Capital Canada's assets in an amount equal to the current amount owed under the line of credit.

The property is operated by Hornet Energy Ltd, a division of Compton Petroleum Corporation, a company located in Calgary, Alberta, Canada. Hornet Energy Ltd. is an independent party from Capital Canada.

 Production from this property initially met the payment obligations to the Alberta Treasury Branches and provided some working capital for the Company.  However, the Company participated in the drilling of a well on this property which was unsuccessful and the cash flow from the property was used to pay down the drilling obligations.  During 2002 and the first quarter of 2003 this property was not producing sufficient cash flow to pay the drilling obligations and  the ongoing payments required under the loan with the Alberta Treasury Branches, therefore the Board of Directors determined to sell the property to pay off the loan to Alberta Treasury Branches and to retire the debt owed to Hornet Energy Ltd. from operations.   On May 15, 2003, the Company sold this property to Hornet Energy Ltd. for CDN$150,000.00 or approximately US$112,964.  The funds received paid off the above noted loan with Alberta Treasury Branches in full, funded the drilling of an exploration well in Montana (discussed below in the immediately subsequent paragraph) and paid down a total of $46,407 of the intercompany debt with FACT Corporation.

On June 10, 2003 we executed an agreement with FACT Corporation and Terra Nostra Technology Ltd. whereby we acquired an interest in certain oil and gas leases held in Rosebud and Garfield Counties, Montana which had previously been sold by FACT Corporation to Terra Nostra Technology Ltd. (previously Terra Nostra Resources Ltd.)  (“Terra Nostra”) for consideration of 40,000 shares of Terra Nostra, a 5% gross overriding royalty on any and all revenues generated from hydro carbon production volumes obtained from the lease lands.  The agreement between Terra Nostra and FACT Corporation was also conditional on Terra Nostra assuming and fulfilling all funding obligations in regard to the first well to be drilled on the Leases.  Terra Nostra advised FACT Corporation that it would not be funding the drilling of the well and therefore FACT Corporation demanded return of the leases.  Under the terms of the agreement FACT Corporation did not have an obligation to return the 40,000 shares of Terra Nostra, however, Terra Nostra offered to transfer to FACT Corporation its interest in the the additional leases located in Washington County, Colorado in exchange for the 40,000 restricted shares of  Terra Nostra.  FACT Corporation agreed to the offer as presented and transferred title to the additional leases located in Washington County, Colorado and the Montana  leases to the Company in exchange for an agreement to pay $10,000. W. Scott Lawler, a director of both FACT Corporation and the Company, was a shareholder in Terra Nostra Technology Ltd. at the time of the transaction.  We received the properties in  consideration of an agreement to pay to  FACT Corporation the amount of $10,000.  Presently the $10,000 is on carried on the books of FACT Corporation and the Company as an intercompany loan.  This amount will become a part of the promissory note to be issued by the Company to FACT Corporation upon the spin off of the Company from FACT Corporation. (See “SPIN OFF” below under this Item 4 on Page 10).  As part of the agreement with FACT Corporation and Terra Nostra Technology Ltd., we also took ownership of a small producing oil and gas well in Colorado.   The Company expended a total of $6,181 for the drilling of an exploration well on the Montana leases during July, 2003.  The well was a dry hole.  The Company still holds an interest in certain of the Montana leases and will be reviewing other potential drilling opportunities on these leases.  The Company will be required to raise additional funds to drill any further wells on these leases as it does not have sufficient capital at this time.

We have been negotiating the acquisition of a producing oil and gas property in Saskatchewan, Canada.  We have been advised that the property can be purchased for $75,000.00.   This property presently generates approximately $40,000 per year in gross revenue providing net annual revenues of approximately $27,000.00.   The Company is unable to take this acquisition further as FACT Corporation, who is presently our sole shareholder has requested that the Company not complete any further acquisitions until the Spin Off (described below) is effective.   If we are successful in completing the acquisition of this property, management believes that it will provide us with sufficient cash flow to meet a substantial portion of our present monthly overhead which is comprised of $2500.00 per month.  Our present monthly overhead is minimal as the Company has no employees and limited operations.   Our present revenues are approximately $1,500 per month.   The present revenues are derived by subleases of space which the Company had initially leased from FACT Corporation for its operations and has now sublet to two sub-tenants and from minimal oil and gas revenue from the Kejr lease.  The revenues we currently generate will not be sufficient to allow us to fund any growth plan for the Company and we will still be required to raise funds or issue shares of the Company to acquire additional oil and gas assets.

SPIN OFF FROM FACT CORPORATION

We are filing this registration statement on Form 20-F pursuant to a decision by the Board of Directors of FACT Corporation to divest itself of its non-core business assets and investments.  Our oil and natural gas holdings no longer fit with FACT Corporation's primary business focus which is the functional food industry.

FACT Corporation intends to distribute our Class A Common shares to the FACT Corporation stockholders on a basis of one (1) share of Capital Canada Class A Common Shares for every five (5) shares of Fact Corporation Class A Common Stock held.  All fractional shares will be rounded up to a whole share.  All of the shares have been held by FACT Corporation since December 8, 1999.  The successful spin-off of Capital Reserve Canada Limited is contingent on the following conditions:

(1)

FACT Corporation's shareholders as of the record date of March 3, 2003, will not provide any consideration for the shares of Capital Canada.

(2)

The shares of Capital Canada will be distributed to the shareholders of FACT Corporation on a pro rata basis and shareholders will receive one (1) share of Capital Canada for every five (5) shares of FACT Corporation held as at March 3, 2003;  no fractional shares will be issued.

(3)

Prior to the spin-off taking place, FACT Corporation will be distributing an information statement in a form that complies with the requirements of Schedule 14C under the Securities Exchange ACT of 1934;

(4)

This Registration Statement on Form 20-F must be effective.

BUSINESS OVERVIEW

The Company, presently a wholly owned subsidiary of FACT Corporation, is an Alberta, Canada corporation formed in December 1999 to locate and acquire producing oil and gas assets in Canada.  The Company disposed of its Canadian oil and gas production on May 15, 2003, which consisted of a 5% interest in a field located in Alberta.  The Company has recently determined to locate and acquire oil and gas leases for the purposes of exploration and development both in the U.S. and Canada as well producing oil and gas assets both in the U.S. and Canada.  The Company presently owns interests in oil and gas exploration and development leases in Montana and a producing oil and gas property located in Colorado.  The Company participated in the drilling of an exploration well on the Montana leases in July of 2003, which was a dry hole.  The producing property in Colorado has only one producing well which generates approximately $200 per month.  Future production from this well is expected to be minimal and there is no opportunity for further development of the Colorado property to generate additional revenues.  The Company is presently reviewing other acquisition opportunities both in the U.S., Canada and the Ukraine, both production and exploration properties.

During the period from March 2000 to May 2003, Capital Canada participated in programs for the ongoing development of its primary asset, a 5% interest in six wells and a gathering facility in a producing oil and gas field known as Chestermere, located in Alberta, Canada, which working interest was acquired March 1, 2000. This property was sold by the Company on May 15, 2003. (See “HISTORY AND DEVELOPMENT OF THE COMPANY” above on Page 9).

On June 10, 2003, the Company executed an agreement with Terra Nostra Technology Ltd. and FACT Corporation whereby the Company acquired an interest in oil and gas exploration leases located in Rosebud County, Montana and an interest in a small producing oil well in Colorado.

The Montana Leases:

Capital Canada has acquired by negotiated agreement between FACT Corporation, Terra Nostra Technology Ltd. and the Company, a 4% working Interest in 4100 acres of petroleum and natural gas rights in Rosebud County Montana, U.S.A. (the “Montana Leases”).  An eight mile geophysical seismic program has been conducted on these lands to define drilling locations.  The operator of the project identified a 6,400 foot drilling location and Capital Canada participated in the drilling of an exploration well in July, 2003.  Capital Canada's  total portion of  drilling costs was US$6,800. The well was a dry hole. The Company still holds an interest in certain of the Montana leases and will be reviewing other potential drilling opportunities on these leases.  The Company will be required to raise additional funds to drill any further wells on these leases as it does not have sufficient capital at this time. At this time Capital Canada can not predict what the costs related to further exploration might be.

The Kejr Leases:

We have acquired by negotiated agreement between FACT Corporation, Terra Nostra Technology Ltd. and Capital Canada, a 10% interest in certain oil and gas assets, known as the Kejr leases, S/2 Section 11, Township 2 South, Range 56 West, Washington County, Colorado (the “Kejr Leases”).  There is one producing well on the leases, the Kejr 23-11, and one well, the Kejr 24-11, that is presently not producing.

The Kejr 23-11 came on production in December 1996 and the Kejr 24-11, which was a marginal well, was brought on production by the operator in June 1997.  A third well drilled on the Kejr leases, the Keela 34-10, was a dry hole and was shut in.

The operation of the Kejr 23-11 well and the sale of the oil are managed by the operator, Merit Energy Company ("Merit") and thus we will be dependent upon the expertise of Merit to deliver the output of this well in the most beneficial manner possible. The operating agreement to be executed between Capital Canada and the operator, Merit, requires Merit to comply with any and all environmental and other governmental agency laws, regulations and permit requirements. Merit carries excess liability insurance with a limit of $5,000,000 at a cost of $180.00 per annum. The Company's portion of the liability insurance is $18.00 per annum which is included in the monthly billings for operating costs from the operator of the property. The lease operating costs have been kept current by

Terra Nostra Technology Ltd. Terra Nostra Technology Ltd. was quoted $12,000 per annum for extra coverage over and above that carried by Merit as operator, but declined to effect such coverage as the costs were prohibitive. We also intend to decline to purchase any extra insurance coverage.  Any losses or damages caused in the operation of this well that is not covered by operator's insurance would be a liability for us. We believe that the liability insurance carried by the operator is sufficient to pay for any and all claims which may arise from the operation of the well or any breaches of environmental laws, save for any claims which may be due to operator negligence or fraud. We could be named in any litigation brought against the operator by any party and may be found liable should the operator be unable to pay any awards from such litigation. In such event, we could be unable to pay and may not be able to continue to exist. We will also be liable for a pro-rata portion of expenses incurred in the event the well is shut-in which are estimated to be $6,000.  Production from this well is minimal.   Present revenues net approximately $200.00 per month.

Presently a portion of our existing revenue stream and possible future revenue stream depends on revenues obtained from oil and gas operations. Various factors affect the marketability of oil and gas including: market fluctuations, the world price of oil, the supply and demand for gas, the deregulation of gas prices, the proximity to and capacity of oil and gas pipelines and processing equipment, and government regulations including regulations relating to prices, taxes, royalties, land tenure, allowable production, the import and export of oil and gas and environmental protection. It is difficult to determine the impact these factors may have on future cash flows. We have analyzed certain requirements for compliance with existing environmental regulations concerning abandonment of shut -in wells and site restoration and have included an estimate of these future costs in its financial statements.

Disclosure of Oil and Gas Operations:

Reserves Reported to Other Agencies:

The Company did not report any reserves to other agencies since the beginning of the last fiscal year.

Production:

Following is a table showing production data for the last three fiscal years:

Average Sales Price
2002		2001		2000
Oil per BOE	Gas per BOE*	Oil per BOE	Gas per BOE*	Oil per BOE	Gas Per BOE*

23.02	15.99	21.37	19.50	28.53	15.78

Average Production Cost
2002		2001		2000
Oil and Gas per BOE*		Oil and Gas per BOE*		Oil and Gas per BOE*

7.62		7.08		8.38

Net Production (less royalties)
2002		2001		2000
Oil BOE's	Gas BOE's*	Oil BOE's	Gas BOE's*	Oil BOE's	Gas BOE's*

1,635	2,428	1,811	3,371	1,364	3,111

* 6 mcf of gas equals one barrel of oil

Productive Well and Acreage as of December 31, 2002:

The Company had four producing wells during the fiscal year ended December 31, 2002.   All of the wells were located in the Chestermere field in Alberta Canada.  Following is a table relating to the four producing wells:

# of Producing Wells (Gross/Net)		Gross/ Net Developed Acres-Productive		Gross/ Net Developed Acres
Oil	Gas	Oil	Gas	Oil	Gas

4	4	24	48	24	0

Developed Acreage as at September 30, 2003:

On June 10, 2003 the Company acquired a working interest in 320 total gross acres and 32 total net acres; “gross acres” means acres in which the Company has a working interest and “net acres” means the Company's aggregate working interest in the gross acres.  This acreage relates to S/2 Section 11, Township 2 South, Range 56 West, Washington County, Colorado known as the Kejr leases.

Undeveloped Acreage as at September 30, 2003:

On June 10, 2003 the Company acquired a working interest in

177.1 total gross acres and  95.8 total net acres.  This acreage relates to several sections of land in

Montona known as the Indian Creek leases.  A complete description of the leases can be found in Exhibit 4.8 appended to this filing.

Drilling Activity:

During the last three fiscal years the Company drilled one  net productive dry development well in the Chestermere field in Alberta, Canada.  The well was drilled in the fiscal year ending 2001.  There were no other wells drilled during the last three fiscal years.

The Company participated in the drilling of an exploratory well during 2003 on its recently acquired Montana Leases.  The well was a dry hole.

Present Activities:

There are no present wells being drilled.  The Company intends to review oil and gas acquisitions both drilling prospects and existing production after completion of the spin off from FACT Corporation.

Delivery Commitments:

The Company does not have any delivery commitments or any short or long term contractual obligations.

Marketing

We currently do not conduct any marketing activities.  When we have oil and gas producing properties, the sale of the extracted products is determined by existing market conditions.  We do not believe that any marketing activities will be necessary to conduct operations following the acquisition of any of the properties described above.  The properties described above currently have operators who will be responsible for the marketing.  Should we take on the operatorship of a property then one of the responsibilities would be the marketing of the products.  At this time, we have no plans for becoming an operator.

Competition

Our competition comes from other oil and gas companies that are acquiring oil and gas assets that we would contemplate acquiring due to its investment and capital costs compared to our financial capabilities.  Since our financial resources are severely limited at this time, we are at a distinct disadvantage when competing against companies with significant assets.

Employees

We presently have no employees.   We hire consultants as required and rely on present management, being the directors and officers, to direct our business.   We will need to hire employees with experience in the oil and gas industry as we implement our business plan to grow the Company by acquisition of producing oil and gas assets and exploration and development properties which the Company may participate in drilling.  At present, the Company intends to take small interests in a number of properties and does not intend to become the operator of any of the properties.  However, as the Company grows through acquisitions it will require employees with oil and gas expertise to review potential acquisitions and accounting and administrative staff to manage revenues and expenditures.  The Company intends to hire these employees as it raises capital and completes acquisitions requiring these employees.   While the Company does not intend to operate any of the properties it acquires at this time, should the Company find a property or properties of merit which would require an operator, the Company would need to hire additional staff for operations.

REGULATORY MATTERS AFFECTING OUR BUSINESS

Environment and Safety

Capital Canada's oil and gas assets are subject to numerous federal, state and local laws and regulations relating to environmental protection from the time oil and gas projects commence until abandonment. These laws and regulations govern, among other things, the amounts and types of substances and materials that may be released into the environment, the issuance of permits in connection with exploration, drilling and production activities, the release of emissions into the atmosphere, the discharge and disposition of generated waste materials, offshore oil and gas operations, the reclamation and abandonment of wells and facility sites and the remediation of contaminated sites. In addition, these laws and regulations may impose substantial liabilities for the failure to comply with them or for any contamination resulting from the operations associated with Capital Canada's assets.  Laws and regulations protecting the environment have become more stringent in recent years, and may in certain circumstances impose "strict liability," rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may expose Capital Canada to liability for the conduct of or conditions caused by others, or for acts of Capital Canada which were in compliance with all applicable laws at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on Capital Canada's financial position and results of operations.

The Oil Pollution Act of 1990 ("OPA") and regulations promulgated pursuant thereto impose a variety of requirements on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills. Few defenses exist to the liability imposed by the OPA, and such liability could be substantial. A failure to comply with ongoing requirements or inadequate cooperation in a spill event could subject a responsible party to civil or criminal enforcement action.

Capital Canada takes the issue of environmental stewardship very seriously and works diligently with its operators to insure that compliance with applicable environmental and safety rules and regulations. Compliance with such laws and regulations has not had a material effect on Capital Canada's operations or financial condition in the past. However, because environmental laws and regulations are becoming increasingly more stringent, there can be no assurances that such laws and regulations or any environmental law or regulation enacted in the future will not have a material effect on Capital Canada's operations or financial condition.

Exploration and Operating Risks

Capital Canada's business is subject to all of the operating risks normally associated with the exploration for and production of oil and gas, including blowouts, cratering and fire, any of which could result in damage to, or destruction of, oil and gas wells or formations or production facilities and other property and injury to persons. As protection against financial loss resulting from these operating hazards, the Company maintains, through its operators, insurance coverage, including certain physical damage, employer's liability, comprehensive general liability and worker's compensation insurance. Although Capital Canada is not insured against all risks in all aspects of its business, such as political risk, business interruption risk and risk of major terrorist attacks, Capital Canada believes that the coverage it maintains is customary for companies engaged in similar operations. The occurrence of a significant event against which Capital Canada is not fully insured would have a material adverse effect on Capital Canada's financial position.

ORGANIZATIONAL STRUCTURE

FACT Corporation has three operating subsidiaries, Food and Culinary Technology Group Inc., Wall Street Real Estate Ltd.,  and Capital Reserve Canada Limited and one non-operating subsidiary, Wall Street Investment Corp.  all of which are 100% owned subsidiaries of FACT Corporation.  The following chart sets forth our corporate structure prior to our spin-off from FACT Corporation. Subsequent to the spin-off, we will operate independently from FACT Corporation and FACT Corporation will hold less than a 1% interest in the Company.

FACT Corporation a Colorado corporation

Wall Street Investment Corp. a Colorado corporation 100% owned by FACT Corporation	Capital Reserve Canada Limited an Alberta corporation 100% owned by FACT Corporation	Food and Culinary Technology Group, Inc. a Nevada corporation 100% owned by FACT Corporation	Wall Street Real Estate Ltd., an Alberta, Canada corporation 100% owned by FACT Corporation

Fact Products Inc. a Nevada corporation 100% owned by Food and Culinary Technology Group, Inc.

PROPERTY, PLANTS AND EQUIPMENT

Our principal corporate and administrative offices are located at 1530-9th Avenue S.E. Calgary, Alberta, Canada and are presently provided free of charge by FACT Corporation.  We may be required to find other space or enter into an agreement with FACT Corporation for some cash consideration to remain in the present space.  At the time of the spin-off from FACT Corporation, we will be required to either finalize an agreement for space or locate other available space to move to.

 We also have approximately 2,821 square feet of office and laboratory space at another Calgary, Alberta commercial building held under a lease from FACT Corporation that expires on October 31, 2005. This space is located at 335-25th Street S.E., Calgary, Alberta .  The financial commitment under the terms of this lease is the payment of CDN$2,822 per month plus operating costs estimated at $8.00 per sq ft for 2003.  We have sublet all of the space in this building and therefore no space is available for us to occupy.   As sublessor we executed a sublease agreement with T2/H2B Analytical Services, Inc. on October 30, 2000 for approximately 2,409 square feet at a rate of CDN$3,212 per month plus operating costs estimated at $8.00 per sq ft for 2003, for the period of November 1, 2000 to October 31, 2003 at which time the rate increases to CDN$3,614 per month plus operating costs until the expiry of the sublease on October 31, 2005.  As sublessor we also executed a one year sublease with Canada Chemical Corporation which expires on December 31, 2003 for the remaining square footage with a monthly rental rate of CDN$727.00 plus operating costs until November 1, 2003 at which point the monthly rental rate increases to CDN$848 plus operating costs.   As of the date of this filing, Canada Chemical Corporation has provided us with notice of its intent to continue to sublease the space on a month to month basis.  Should the Canada Chemical Corporation space become available it would not be suitable for us to move into  it is laboratory space and cannot be converted to office space.   We have identified another subtenant for the space should it become available.

Oil and Natural Gas Properties

As described above under this Item 4, under the subheading “BUSINESS OVERVIEW – The Montana Leases” on Page 11, we have acquired a 4% working interest in certain development acreage located in Montana, previously described as the Montana Leases.  During July 2003 we participated in the drilling of an exploratory well on this property.  The well was a dry hole.

As discussed above under this Item 4, under the subheading “BUSINESS OVERVIEW – The Kejr Leases” on Page 11, we have acquired a 10% interest in certain oil and gas leases in Colorado, known as the Kejr leases, S/2 Section 11, Township 2 South, Range 56 West, Washington County, Colorado. There is one producing well on the leases, the Kejr 23-11, and one well, the Kejr 24-11, which is presently not producing.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

During the fiscal year ended December 31, 2002, we earned $77,354 in petroleum and natural gas revenue and $39,028 in rental income, while during fiscal year 2001 we earned $94,864 and $39,638 respectively.  Our operating expenses in fiscal year 2002 decreased to $129,669 from $702,249 in fiscal year 2001.  Such decrease in operating expenses was largely due to a one time loss due to impairment of $497,397 realized in year 2001. We also realized reduced administrative expenses and consultants fees in year 2002 ($15,060 and $13,148 respectively) compared to such expenses in year 2001 ($45,635 and $30,000 respectively).  This was due to reduced activity during year 2002 as the Company was not actively pursuing additional acquisition opportunities.

During the nine month period ended September 30, 2003 we earned $28,811 in petroleum and natural gas revenue ($57,026 – September 30, 2002) and $24,872 in rental income ($29,136 – September 30, 2002).  Operating expenses over the comparative periods ended September 30, 2003 and 2002 were substantially reduced and totaled $38,145 for the nine months ended September 30, 2003 versus $73,852 for the nine months ended September 30, 2002.  The reduction in operating expenses over the comparative nine month periods was primarily the result of decreased petroleum and natural related costs and a decrease in the recorded depreciation of the producing oil and gas asset due to its divestiture in May, 2003.

.

Our net loss for year 2002 was $21,429 compared to a net loss for year 2001 of $581,362.  There was net income of $19,577 for the nine months ended September 30, 2003 as compared to a net loss of $9,043 for the nine months ended September 30, 2002.  The reported net income for the nine months ended September 2003 is primarily the result of a gain resulting from the divestiture of our primary oil and gas asset in May 2003, the gain totaled $25,263.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2002, we had total assets of $87,578 compared to total assets of $123,708 as of December 31, 2001.   This reduction in assets was predominantly caused by a sale of certain office equipment and computers during the year and depletion associated with the producing oil and gas assets.  As at September 30, 2003 we had total assets of $20,207 as compared to $147,439 as at September 30, 2002.  The reduction in total assets is related to the sale of the Company's producing oil and gas asset in May 2003.

As of December 31, 2002, we had a working capital deficit of $231,220, compared to a working capital deficit at December 31, 2001 of $99,843.  The decrease in our working capital was mainly due to a reduction in our loan payable during fiscal year 2002, which was partially offset by an increase in loans from related parties. As at September 30, 2003 we had a working capital deficit of $6,836 as compared to $100,133 at September 30, 2002, which reduction was predominantly related to a substantial reduction in loans payable and accounts payable.  As of December 31, 2002, our accumulated deficit was $648,978, compared to an accumulated deficit of $626,074 as of December 31, 2001.  As of September 30, 2003 our accumulated deficit was $654,028 as compared to an accumulated deficit of $637,970 as at September 30, 2002.

We financed our operations during fiscal year 2002 through loans from our parent corporation totaling $116,757 and loan proceeds from related and arm's length third parties of $25,828.   We used cash in operations of $19,971 and used cash in investing activities of $5,836.

Operations for the nine months ended September 30, 2003 continued to be financed through loans from our parent corporation and net income from our producing oil and gas assets and rental property.  However, the divestiture of our producing oil and gas asset in May 2003 allowed the Company to substantially reduce accounts payable and loans payable.  Cash flows used in operations totaled $20,602, cash flows from investing activities total $110,224 and we had a reduction in cash flows from financing activities of $58,446 as at September 30, 2003.

Note 4 to our financial statements indicates that the company is in technical default of certain covenants under the loan agreement with Alberta Treasury Branches.  The Company retired the loan in full on May 15, 2003 from the proceeds of the sale of the Chestermere oil and gas interest.

There is an amount of $6,092 due to an arms length third party on the financial statements of the Company as at December 31, 2002.  This loan has no fixed terms of repayment, bears interest at the rate of  20% per annum.

The Company has oil and gas leases in the amount of $76,921 and $95,000 at December 31, 2002 and 2001, respectively that are currently classified on the balance sheet as tangible assets.  In the event that it is determined that SFAS 141 and 142 are applicable to these oil and gas mineral rights, the Company would be required to classify its oil and gas mineral rights held under lease and other contractual arrangements separately from oil and gas properties as intangible assets on our balance sheet and additional disclosures required by SFAS No 141 and No 142 relative to intangibles would be included in the notes to financial statements.

This interpretation of SFAS 141 and 142 would only affect the classification of oil and gas leases on the Company's balance sheet and would not affect total assets, net worth or cash flows.  The Company's results of operations would not be affected, since these leasehold costs would continue to be amortized under existing accounting standards.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company has no research and development activity.

TREND INFORMATION

Capital Canada is not aware as of the filing of this Registration Statement of any known trends, uncertainities, demands, commitments or events that are reasonably likely to have a material effect on its financial condition, other than the acquisitions of the Montana Leases and the Kejr Leases, discussed above under “ITEM 4 – INFORMATION ON THE COMPANY - BUSINESS OVERVIEW – The Montana Leases”.  The Company acquired certain leases or property located in the State of Montana  and participated in the drilling of a well on the Montana leases in July, 2003 at a cost of $6,181.  This well was a dry hole. At present, there are no further  financial commitments on the Montana leases save for those costs to maintain the leases which is anticipated to be approximately $250 per year.  The ongoing operating costs of the Kejr leases are presently covered by revenue from such leases.

The Company sold its oil and gas assets on May 15, 2003 to Hornet Energy Ltd., a division of Compton Petroleum Corporation, a company located in Calgary, Alberta for CDN$150,000  (approximately $112,964 US). As a result of the divestiture of this asset the Company does not expect to experience a dramatic change in revenues and expenses.  During the two most recently completed fiscal years, revenues and expenses related to this producing property have been close to equal, resulting in insignificant net income and/or expenses during any particular period. The Company has however reduced its payment obligations to the Alberta Treasury Branch by paying off that loan and therefore its expenditures will be reduced by approximately $7,000.00 per month in loan payments and interest from this loan.  The Company is currently reviewing various other oil and gas opportunities for acquisition.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

CAPITAL RESERVE CANADA LIMITED AS AT DECEMBER 31, 2002
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
	Payments due by period
CONTRACTUAL OBLIGATIONS	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Lease Obligations (Office Space) (1)	60,863	21,481	39,382	-	-
Alberta Treasury Branch loan (2)	50,500	50,500	-	-	-
Related Party Loans	656,123	24,766	-	631,357(3)	-

Total	767,486	96,747	39,382	631,357

(1)  The Company has sublet this lease space for the entire term of the obligations but remains responsible for the lease payments should the subtenants fail to make the payments.

(2)This loan was paid out May 29, 2003 with funds from the sale of the Chestermere oil and gas leases.

(3) The Company will have a debt obligation to FACT Corporation upon completion of the spin off from FACT Corporation.  At this time, the Company and FACT Corporation have agreed to enter into a promissory note for repayment of the debt but the terms of the promissory note have not yet been negotiated.  The Company expects that it will be able to negotiate at least a three year term on the note and therefore the debt is listed below to be repaid in 3 to 5 years.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the names and ages of our current directors and executive officers, the principal offices and positions held by each person and the date such person became a director or executive officer.   Our executive officers are elected annually by our Board of Directors. The directors serve one-year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. Unless described below, there are no family relationships among any of the directors and officers, and no persons have been elected as a director or officer at the request of any shareholders, customers, suppliers, or others.

Name	Age	Title	Date
N. Desmond Smith	50	President and Director	February 13, 2003
W. Scott Lawler	42	Secretary-Treasurer and Director	December 8, 1999
Jacqueline R. Danforth	32	Director	September 3, 2002

N Desmond Smith

Mr. Smith has been our President and a member of our board of directors since February 13, 2003.  Mr. Smith has been the Manager of Development for Nostra Terra (Overseas) Ltd., an oil and gas exploration company, since May 2000.  In this capacity he is responsible for the development and operations of oil and gas projects in the Ukraine. From February 1995 to May 2000, Mr. Smith was the Chief Operating Officer of A&B Geoscience Corp., an oil and gas exploration company,  where he was responsible for the development of oil and gas projects in the Republic of Azerbaijan.  Mr. Smith is a director of Texas T Resources Inc. an oil and gas and mining exploration company and the President and a director of Lion's Gate Investments Ltd., a holding company which derives its revenues from over-riding royalties from oil and gas production.  He obtained his Bachelor of Science in Geology in 1975 from the University of British Columbia.   Mr. Smith devotes approximately (one) 1 day per week of aggregated time to the business of the Company at present.   Please see the Risk Factor under Item 3 above, entitled “Some of our Directors face possible conflicts of interest through dual directorship” on page 7.

W. Scott Lawler, Esq.

Mr. Lawler has been a member of our Board of Directors and our Secretary-Treasurer since incorporation. Mr. Lawler is an attorney and is admitted in the State Bar of California. Currently, Mr. Lawler is a director and the President of International Securities Group, Inc., a private venture capital company. Mr. Lawler has been a member of the Board of Directors of FACT Corporation since November 1999 and served as President of FACT from November 1, 1999 to August 7, 2001, and serves as a director of subsidiaries of FACT, including Food and Culinary Technology Group, Inc. since July 2001, FACT Bread Company Inc, since November 2001. As well, Mr. Lawler has also served as a director of Crysler Corp. since November 2001 and E-one Corporation since October 2002.  Mr. Lawler received a Bachelor's Degree in Business Management in 1984 from Brigham Young University and his Juris Doctorate degree from University of Southern California Law Center in 1988. Mr. Lawler was admitted to the California State Bar in 1988. Mr. Lawler has been the principal of Lawler & Associates, specializing in corporate and securities matters, since 1995.  Mr. Lawler devotes approximately one (1) day per month to the Company in his capacity as a Board Member and Secretary-Treasurer.  Mr. Lawler also acts for the Company in the capacity of U.S. securities counsel.

Jacqueline R. Danforth

Ms. Danforth has been a member of our Board of Directors since September 3, 2002. Ms. Danforth has spent the past several years in the employ of publicly traded companies providing management, administrative and accounting services. She has been a member of the Board of Directors and the President of FACT Corporation, a public corporation engaged in the business of functional foods, since August 7, 2001. Ms. Danforth has been a director and Secretary-Treasurer of Food and Culinary Technology Group Inc., FACT Corporation's primary operational subsidiary, since its acquisition by FACT Corporation on November 7, 2001. Ms. Danforth became President of Food and Culinary Technology Group Inc. on July 22, 2002.  Ms. Danforth was the Secretary, Treasurer and a member of the Board of Directors of Synergy Technologies Corporation, an oil and gas technology company, from December 1997 to June 2001. During her tenure at Synergy Technologies, Ms. Danforth was a member of Synergy's Audit Committee; and a  director of Synergy's operating subsidiaries, Carbon Resources Ltd., SynGen Technologies Limited, and Lanisco Holdings Limited. Ms. Danforth also currently serves on the Board of Directors of Texas T Resources Inc., a publicly traded Alberta corporation operating in the oil and gas industry, as well as on the Board of Directors of its subsidiaries, Texas T Petroleum Ltd. and Texas T Petroleum Inc. She is the President and sole director of Argonaut Management Group, Inc., a private consulting company.  Ms. Danforth handles the administration of the Company and overseas the financial statement preparation.  She presently spends approximately three days (3) per month on the affairs of the Company.  Please see the Risk Factor under Item 3 above entitled “Some of our Directors face possible conflicts of interest through dual directorship” on page 7.

None of our directors has been involved in any bankruptcy or criminal (excluding traffic violations and other minor offenses) proceedings. None of our directors is subject to any order, judgment or decree related to his involvement in any type of business, securities or banking activities or has been found to have violated a federal or state securities or commodities law.

COMPENSATION

The following table sets forth the compensation paid to our directors and members of our management group for the last fiscal year .  No executive officer of Capital Reserve Canada Limited earned a salary and bonus for such fiscal year in excess of CDN$100,000.

	Annualized Compensation			Long Term Compensation
Name and Principal Position	Year	Salary (CDN$)	Bonus (CDN$)	Securities Under Options to be Granted (#)	Long Term Incentive Plan Payouts (CDN$)	All other Compensation (CDN$)

James F. Marsh President & Director	2002	3,000	-	-	-	-

Jacqueline Danforth Director	2002	-	-	-	-	-

W. Scott Lawler Director & Secretary Treasurer	2002	-	-	-	-	-

The Company has not paid any other compensation to any other members of its management, administrative or supervisory bodies.

Compensation of Directors

No directors receive any form of compensation in their capacity as directors of Capital Canada, save for Mr. Smith, who has been granted an incentive stock option which  is described below under “Share Ownership” on Page 21.

BOARD PRACTICES

Members of our Board of Directors are elected annually at the Annual Shareholders' Meeting and hold the position until the next Annual Shareholders' Meeting or until his successor is duly elected and qualified.  Ms. Danforth and Messrs. Lawler and Marsh were elected at our last Annual Shareholders' Meeting which was held on December 31, 2002. Mr. Marsh resigned from the board on February 13, 2003 at which time Mr. Smith was elected as a member of the board. We have not entered into any formal service contracts with any of our directors.

We do not have any standing audit, nominating, or compensation committees of the Board of Directors.  Our executive officers are elected annually by our Board of Directors and hold such positions until the following year or until his successor is duly elected by our Board of Directors.

EMPLOYEES

We have had no employees to date and have relied on the employees of our parent corporation, FACT Corporation, to undertake all of the day to day operational duties.  FACT Corporation has supplied a total of two accounting staff and one secretarial staff member to the Company over the last three fiscal years on a part time basis, with an average of approximately one day per week for each FACT Corporation employee being spent on the business of the Company.  All of the employees have been located in FACT and the Company's offices in Calgary, Alberta Canada.

SHARE OWNERSHIP

The following table sets forth information, as of December 12, 2003, with respect to the beneficial ownership of Capital Reserve Canada Limited's Class A common stock by each person known to be the beneficial owner of more than 5% of the outstanding Class A common stock, by each of the Company's officers and directors, and by the officers and directors of the Company as a group. This information assumes the effects of the 2,000 to 1 forward split of the outstanding shares of Class A common stock and its distribution by FACT Corporation to its shareholders on a pro rata basis.  Information is also provided regarding beneficial ownership of Class A common stock if all outstanding options, warrants, rights and conversion privileges are exercised and additional shares of Class A common stock are issued.

TITLE OF CLASS	BENFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	PERCENT OF CLASS (1)

Class A Common	Caribbean Overseas Investments Ltd. (2) 25 Regent St., Belize City, Belize	181,160 common shares	9.06%

Class A Common	Bahamian Overseas Investment Fund Sociedad (3) Nassau, Bahamas	164,933 common shares	8.25%

Class A Common	Buccaneer Holdings Inc.(4), P.O. Box 1678, Belize, Central America	176,007 common shares	8.80%

Class A Common	Stone Canyon Resources Ltd. (5) 1530-9th Ave S.E. Calgary, Alberta T2G 0T7	179,610 common shares	8.98%

Class A Common	Texas T Petroleum Ltd. (6) 1530-9th Ave S.E. Calgary, Alberta T2G 0T7	101,200	5.06%

Class A Common	W. Scott Lawler, director of Capital Reserve Canada Limited and Secretary/Treasurer c/o 1530-9th Ave S.E. Calgary, Alberta, Canada T2G OT7	45,568 common shares held directly (7)	2.27%

Class A Common	Jacqueline R. Danforth, director of Capital Reserve Canada and President and director of Fact Corporation; c/o 1530-9th Ave S.E. Calgary, Alberta, Canada T2G OT7	71,367 common shares of which 200 common shares are held directly and 71,167 are held indirectly(8)	3.56%

Class A Common	N. Desmond Smith, President and Director of Capital Reserve Canada Limited c/o 1530-9th Avenue SE Calgary, Alberta T2G 0T7	24,000(9)	0%
	All Officers and Directors as a group	116,735 common shares	5.84%

(1)Based on 2,000,000 shares of Class A common stock.

(2) Caribbean's beneficial owner is Crysler Investments Ltd. whose beneficial owner is Clifford L. Winsor

(3)Bahamian Overseas Investment Fund Sociedad beneficial owner is John King.

(4) Buccaneer Holdings Inc.'s beneficial owners are Walter Brown, Al Brown, Berta Tillman, Alfonso Sevasey, Renegade Recreational Rentals, Inc., Dorothy Vasquez, Rupert Flowers, Gerald Jones and Yvette Burks.

(5)  Stone Canyon Resources Ltd. is a Company that has more than 50 shareholders and its sole officer and director is Caroline Winsor.

(6)  Texas T Petroleum Ltd. is 75% owned subsidiary of Texas T Resources Inc., a public reporting Company trading on the Toronto Venture Exchange (TSX).

(7)  This position includes   6,000 Class A common  shares owned by Nate Lawler, the son of W. Scott Lawler.

(8) Ms. Danforth is the beneficial owner of Argonaut Management Group Inc. which holds a total of 71,167 common shares.

(9) Mr. Smith has been granted a total of 24,000 incentive stock options at $0.01 per share which will vest 1,000 shares per month commencing  30 days after the Company's common stock is approved for quotation on the OTC Bulletin Board.   No shares have vested as at the date of this filing and thus no options are currently exercisable and it is not anticipated that any will be exercisable within the next 60 days.   The options will expire on May 12, 2013.

On May 12, 2003, the board of directors issued options to N. Desmond Smith, our President, in connection with his services as our President.  These options are exercisable into 24,000 Class A common shares with an exercise price of CDN $0.01 per share.  Under the terms of the option agreement, the date which is 30 days following the date on which we commence trading on the Over the Counter Bulletin Board or its successor, the Bulletin Board Exchange, is considered the monthly anniversary date for purposes of the option agreement.  Commencing on the first monthly anniversary of the option agreement, 1,000 options shall vest.  On each subsequent monthly anniversary, 1,000 options will vest.  As of the date of this filing, no options had vested.  The option agreement has an addendum  that provides that in the event that the option is to be assumed in connection with a corporate transaction, the option shall not accelerate upon the occurrence of that corporate transaction, and the option shall continue over the optionee's period of service after the corporate transaction to be come exercisable for the option shares in accordance with the provisions of the option agreement.  However, immediately upon an involuntary termination of the Mr. Smith's service within eighteen (18) months following such corporate transaction, the assumed option to the extent outstanding at the time but not otherwise fully exercisable, shall automatically accelerate so that the option shall become immediately exercisable for all the option shares at the time subject to the option and may be exercised for any or all of the option shares as fully vested shares.  The option as accelerated shall remain exercisable until the earlier of (i) the expiration date or (ii) the expiration of the one year period measured from the date of Mr. Smith's involuntary termination.  An involuntary termination under the option agreement means the termination of Mr. Smith's  service by reason of Mr. Smith's involuntary dismissal or discharge by the Company for reasons other than misconduct, or Mr. Smith's voluntary resignation following a change in Mr. Smith's  position with the Company (or parent or subsidiary) which materially reduces Mr. Smith's duties and responsibilities or the level of management to which Mr. Smith reports, or a reduction in Mr. Smith's level of compensation (including base salary, fringe benefits and target vonus under any corporate performance based bonus or incentive programs) by more than fifteen percent (15%).  The option is to remain exercisable following the involuntary termination of Mr. Smith's service within eighteen (18) months after the corporate transaction.

The Company has not made any other arrangements for any issuance or grant of options or shares or securities of the Company at this time.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

Currently, we are a wholly-owned subsidiary of FACT Corporation which presently owns 2,000,000 shares of our Class A Common Stock based the completion of a forward split of 2000 to 1 approved on May 28, 2003.

As part of our planned spin off, the shareholders of FACT Corporation would receive a proportionate number of our Class A Common Shares based on the number of shares which they own of FACT Corporation. A list showing our principal shareholders following the spin-off is provided above under Item 6 above.  The Company's major shareholders following the spin-off will not have any different voting rights than any of the other shareholders of the Company.

After giving effect to the spin off (described on Page 10 under Spin Off) there will be a total of 56 shareholders in Canada holding a total of  739,916 Class A Common shares of the Company.

RELATED PARTY TRANSACTIONS

We are not aware of any material interest, direct or indirect, of any of our directors or officers, any person beneficially owning, directly or indirectly, more than 10% of our voting securities, or any associate or affiliate of any such person in any transaction within the last three years or in any proposed transaction which in either case has materially affected or will materially affect the Company or its subsidiaries.

As of April 24, 2000, FACT Corporation entered into a Consulting Agreement with Mr. W. Scott Lawler, who was at that time a member of Capital Canada's Board of Directors and its Secretary- Treasurer and the President of FACT Corporation and a member of its Board of Directors, pursuant to which Mr. Lawler agreed to relocate to Calgary, Alberta, Canada, to work at FACT Corporation's facilities in Calgary and devote more substantial time to the operations of FACT Corporation. The term of the Consulting Agreement was 2 years, with an option on Mr. Lawler's part to extend for 1 additional year, which was extended.   Mr. Lawler received an annual salary of $75,000.00, plus stock options (at terms yet to be determined) and automatic annual salary increases of 15%. As a further inducement to Mr. Lawler to move to Calgary on Fact Corporation's behalf, FACT Corporation purchased a home for Mr. Lawler's personal use. The purchase price of the home was $541,241. FACT Corporation assumed a variable interest rate mortgage from Alberta Treasury Branch in the amount of $384,554 amortized over 25 years. On May 1, 2005, the loan can either be repaid or renewed with the interest rate converted to the then prevailing rate. The monthly payments of principal and interest are $2,636, which Mr. Lawler is obligated to make, along with all payments for property taxes, property insurance and maintenance. Title to such property is in the name of FACT Corporation. Mr. Lawler provided funds to FACT Corporation in the amount of $167,842 to pay for the down payment and all closing costs associated with the purchase. The funds were provided in the form of a subscription for shares of Fact Corporation's Class A common stock at the purchase price of $1.00 per share. The shares were issued pursuant to the exemption from registration found in Rule 506 promulgated by the SEC under the Securities Act. The net proceeds to FACT Corporation realized from this offering was $167,842, as this offering was made without the use of any agent or salesman and was conducted without any costs, commissions or finders' fees. If Mr. Lawler's Consulting Agreement expires or is terminated, Mr. Lawler will have the option to purchase the property by assuming the mortgage and returning to FACT Corporation 167,842 shares of its Class A Common Stock. Such purchase must be completed within 120 days of termination of the Consulting Agreement. If Mr. Lawler does not exercise his option to purchase the property, FACT Corporation will be obligated for the mortgage payments and other costs associated with this property. If and when the property is sold, FACT Corporation will receive any and all gains (and/or losses) from such sale, less the cost of any pre-approved improvements to the property paid for by Mr. Lawler. However, Mr. Lawler has the option of acquiring title to the property (and thus all resulting gains or losses) by: (a) assuming or paying off FACT Corporation's mortgage; and (b) surrendering to FACT Corporation the 167,842 shares of Class A common stock obtained from FACT Corporation in a private placement.

During the fiscal year ended December, 2000, 447017 B.C. Ltd., a private British Columbia corporation, earned consulting fees of $37,500 from Capital Reserve Canada Limited. Mr. James F. Marsh, who was the President of Capital Reserve Canada Limited, is the beneficial owner of 447017 B.C. Ltd.

During the fiscal year ended December 2000 FACT Corporation provided funds in the form of a loan in the amount of $293,500 to Ocean Exploration Ltd., a Belize corporation, which at that time was a greater than 5% shareholder of FACT Corporation. The loan was secured by the assignment of a convertible debenture over the assets of Texas T Resources Inc., which is a public reporting company in the Province of Alberta.  The loan earned interest at a rate of prime plus 2% and was payable on demand. The loan has been repaid.

During the fiscal year ended December 31, 2000 Caribbean Overseas Investments Limited, a Belize corporation, and greater than 5% shareholder, provided funds totaling $208,240 to FACT Corporation as general working capital in the form of a loan. The loan earned interest at a rate of prime plus 2% and was due and payable within 12 months. The loan has been repaid.

In August 2001 FACT Corporation  entered into a head lease agreement for 3,072 square feet of office space at one of its commercial facilities with International Securities Group Inc. ("ISG"). ISG is a junior venture capital company, whose sole shareholder is a director of the Company, Mr. W. Scott Lawler, who also serves as a member of FACT Corporation's and Capital Canada's Board of Directors. ISG has subleased office space to its clients and to unrelated third parties, all of whom are junior development companies.

On November 20, 2001, FACT Corporation entered into an agreement with Food and Culinary Technology Group, Inc. ("Fact Group") to acquire all of the issued and outstanding shares of Fact Group in exchange for 2,000,000 shares of the Class C common stock of the Company. International Securities Group Inc. is a 60% shareholder of Fact Group. Mr. W. Scott Lawler, a director of FACT Corporation and Capital Canada is the sole shareholder and beneficial owner of International Securities Group Inc.

On December 20, 2001 as part of a Purchase and Sale Agreement by and between FACT Corporation, Texas T Petroleum Ltd. (a company which shares a common director, Ms. Jacqueline Danforth, with FACT Corporation and common directors, Mr. James F. Marsh and Mr. N. Desmond Smith with Capital Canada) and various other unrelated third parties, Texas T Petroleum Ltd. acquired 500,000 shares of common stock of FACT Corporation, the acquisition of which resulted in Texas T Petroleum Ltd. becoming a greater than 5% shareholder.

During the fiscal year ended December, 2001, 447017 B.C. Ltd., a private British Columbia corporation, earned consulting fees of $30,000 from Capital Reserve Canada Limited. Mr. James F. Marsh, who was the President of Capital Reserve Canada Limited, is the beneficial owner of 447017 B.C. Ltd.

During the fiscal year ended December 31, 2001 Ultimate Resort Destinations Inc., a Nevada corporation which at the time of the mortgage shared a common officer and director with FACT Corporation, Ms. Jacqueline Danforth, provided funds totaling $211,115 in the form of a mortgage to FACT Corporation in respect of renovations made to certain of FACT Corporation's real property. The mortgage accrued interest at the rate of 10% per annum, expiring April 11, 2002. This holder released the property from the mortgage thereafter, and the balance due was converted to a Secured Convertible Debenture on December 31, 2002, along with other amounts loaned to FACT Corporation up to that date. The Secured Convertible Debenture is in the total amount of $650,000. As part of this agreement, FACT Corporation issued to Ultimate 107,250 restricted shares of its Class A Common Stock. For purposes of financial reporting the shares were valued at the 10 day average trading price of the Company's shares, or $0.3645, for a total of $39,093. The Secured Convertible Debenture accrues interest at the rate of eighteen percent (18%) per annum and matures on December 31, 2004. Payments of accrued interest are due and payable on the last day of each month, up to maturity, at which point principal and any accrued but unpaid interest is due and payable. The principal amount of this debenture is convertible into shares of FACT Corporation's Class A Common Stock at a conversion price of $0.40 per share. If the shares underlying the debenture are registered by FACT Corporation with the SEC in an effective registration statement and the market price of FACT Corporation's Class A Common Stock exceeds $1.00 for ten (10) consecutive trading days, the balance of this debenture and all accrued and unpaid interest thereon will automatically convert into shares of Class A Common Stock.   The Convertible Debenture covers all of the assets of FACT Corporation including the shares of Capital Canada and FACT Corporation will be required to negotiate a release of the shares of Capital Canada in order to complete the spin off.

During the fiscal year ended December, 2002, 447017 B.C. Ltd., a private British Columbia corporation, earned consulting fees of $3,000 from Capital Reserve Canada Limited. Mr. James F. Marsh, who was the President of Capital Reserve Canada Limited, is the beneficial owner of 447017 B.C. Ltd.

During the quarter ended June 30, 2003, the Company executed an agreement with FACT Corporation and Terra Nostra Technology Ltd. whereby we acquired an interest in certain oil and gas leases held in Rosebud and Garfield Counties, Montana which had previously been sold by FACT Corporation to Terra Nostra Technology Ltd. (previously Terra Nostra Resources Ltd.). W. Scott Lawler, a director of FACT Corporation and the Company was a shareholder in Terra Nostra Technology Ltd. at the time of the transaction.  We received the properties in consideration of an agreement to pay to FACT Corporation the amount of $10,000.  Presently the $10,000 is on carried on the books of FACT Corporation and the Company as an intercompany loan.  This amount will become a part of the promissory note to be issued by the Company to FACT Corporation upon the spin off of the Company from FACT Corporation.  As part of the agreement with FACT Corporation and Terra Nostra Technology Ltd., the Company will also take ownership of a small producing oil and gas well in Colorado.

Loans from related parties totaling $14,302 consist of amounts due to companies that are controlled by a director of the Company and amounts due to shareholders of the parent, FACT Corporation. The loans are unsecured and interest is charged at rates between 10% and 20% p.a.  All of these loans were retired by the issuance of shares of FACT Corporation during the quarter ended September 30, 2003.

During the nine months ended September 30, 2003, the Company paid consulting fees totaling $2,742 to International Securities Group Ltd., a Company controlled by a W. Scott Lawler, a director of the Company.

The Company has, in the past,  paid management and consulting fees to various companies controlled by directors of the Company.  The Company will require minimal services from International Securities Group Ltd. and will continue to use their services for photocopying and faxing and telephone and some minor secretarial work.   The Company has terminated its agreements with 447017 B.C. Ltd. and does not foresee that it will enter into another consulting agreement with this company for its services.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

The required financial statements are provided at the end of this Registration Statement starting on Page F-1.

ITEM 9.

THE OFFER AND LISTING

OFFER AND LISTING DETAILS

As of the date of this registration statement, no public market has ever existed for our shares.

As of December 12, 2003, there was one record holder of our Class A common stock, FACT Corporation which is our parent corporation.   As a result of the distribution of the shares of Capital Canada to the shareholders of FACT Corporation, Capital Canada will have approximately 791 shareholders of record.  Each registered shareholder of FACT Corporation as of March 3, 2003 will receive registered share certificates on a pro rata basis depending on the number of shares of FACT Corporation's Class A Common Stock owned by such shareholder.  A total of 2,000,000 shares will be outstanding following the spin-off.  Shareholders of FACT Corporation that hold their shares in brokerage accounts will receive shares through their brokerage firms or clearing houses at the same rate as the registered shareholders.

Currently, there are no arrangements for transfer or any restrictions on the transferability of the issued and outstanding shares of Capital Canada's common stock, except as may exist pursuant to applicable securities laws. Following the spin-off or distribution of the issued and outstanding shares to the shareholders of FACT Corporation as discussed in this registration under the heading “SPIN OFF FROM FACT CORPORATION” on page 10, there will be no restrictions on the transferability on such shares.

Upon this registration statement being deemed effective by the Securities and Exchange Commission, with no outstanding comments thereto, we will apply for approval of our shares for quotation on the Over-the-Counter Bulletin Board.  No assurances can be given that such approval will be obtained.

There has never been cash dividends declared on any of our stock and management does not anticipate that dividends will be paid in the foreseeable future.

We have no equity compensation plans in effect and have not issued any securities under any equity compensation plan other than options issued to our President, N. Desmond Smith as outlined above.

PLAN OF DISTRIBUTION

Not Applicable

MARKETS

Currently, there is no market for any of our classes of stock.  There is no assurance that there will be liquidity in the any of our stock. Upon the receipt of confirmation by the United States Securities and Exchange Commission that this registration statement has been declared effective and without further comment, we intend to apply to have our Class A Common stock traded on the Over The Counter Bulletin Board maintained by NASDAQ.

SELLING SHAREHOLDERS

Not Applicable

DILUTION

Not Applicable

EXPENSES OF THE ISSUE

Not Applicable

ITEM 10.

ADDITIONAL INFORMATION

SHARE CAPITAL

We are authorized to issue an unlimited number of Class A and Class B common shares, no par value, of which 2,000,000 Class A Common shares will be issued and outstanding immediately upon the acceptance for filing of the articles of amendment relating to a forward split at a ratio of 2,000 to 1 approved on May 28, 2003 by the Company's sole shareholder.   We are also authorized to issue an unlimited number of First Preferred Shares, no par value, of which none have been issued to date.

On December 8, 1999, FACT Corporation (formerly known as Capital Reserve Corporation) purchased 1,000 Class A Common Shares of Capital Reserve Canada Ltd. at a price of CDN $0.10 for a total purchase price of CDN $100.00.  On May 28, 2003, the Company's Board of Directors and its sole shareholder took action to forward split the Company's outstanding Common shares at a ratio of 2,000 to 1, resulting in 2,000,000 shares issued and outstanding.  These shares will then be distributed by FACT Corporation to its shareholders at a ratio of 1 share of Capital Reserve Canada Ltd. for every 5 shares of FACT Corporation.  Any shares that are remaining in the name of FACT Corporation following the share distribution will be held by FACT Corporation for the benefit of FACT Corporation.

On May 12, 2003, the Board of Directors issued options to N. Desmond Smith, our President, in connection with his services as our President.  These options are exercisable into 24,000 Class A common shares with an exercise price of CDN $0.01 per share.  Under the terms of the option agreement, the date which is 30 days following the date on which we commence trading on the Over the Counter Bulletin Board or its successor, the Bulletin Board Exchange, is considered the monthly anniversary date for purposes of the option agreement.  Commencing on the first monthly anniversary of the option agreement, 1,000 options shall vest.  On each subsequent monthly anniversary, 1,000 options will vest.  As of the date of this filing, no options had vested.

MEMORANDUM AND ARTICLES OF ASSOCIATION

Capital Reserve Canada Limited was formed on December 8, 1999 as a private Alberta corporation. Our Articles of Incorporation were filed with Alberta Registries and we were registered as Alberta Corporation Number 208572057.

With respect to our directors, our Articles of Incorporation and bylaws provide that if a director or officer complies with the Alberta Business Corporations Act, then such director or officer shall not be disqualified from his office from contracting with Capital Canada nor shall any contract or arrangement entered into by or on behalf of Capital Canada with any director or officer or in which any director or officer is in any way interested be liable to be voided nor shall any director or officer so contracting or being so interested be liable to account to Capital Canada for any profit realized by any such contract or arrangement by reason of such director or officer holding that office or of the fiduciary relationship thereby established. Section 120(1) of the Business Corporations Act provides that a director or officer of a corporation who is either a party to a material contract or proposed material contract or is a director of officer of or has a material interest in any person who is a party to a material contract or a proposed material contract with the corporation, shall disclose in writing to the corporation or request to have entered in the minutes of meetings of the directors the nature and extent of the director's or officer's interest.

There are no provisions in our Articles of Incorporation or bylaws relating to (a) the directors' power in absence of an independent quorum to vote compensation to themselves or any members of the Board of Directors, (b) borrowing powers exercisable by the directors; (c) retirement or non-retirement of directors under any age limit requirement; or (d) the number of shares required for director's qualification.

Class A Common Shares

Holders of Class A Common shares are entitled to:

(a)	the right to vote at any meeting of the shareholders of the Corporation
(b)

the right, subject to any preferential rights attaching to any other class or series of shares of the Corporation, to receive dividends as, when, and if declared on the Class A Common shares by the Corporation.

(c)

notwithstanding (b) and subject to any preferential rights attaching to any other class or series of the Corporation, dividends may be paid on the Class B Common shares to the exclusion of any dividend or of a proportionate dividend on the Class A Common shares.

(d)

notwithstanding (b), no dividend may be declared or paid on the Class A Common shares if payment of the dividend would cause the realizable value of the Corporation's assets to be less that the aggregate of its liabilities and the amount required to redeem all shares of the Corporation then outstanding having attached thereto a redemption or retraction right.

(e)	subject to any preferential rights attaching to any other class or series of shares of the Corporation, to share in the remaining property of the Corporation upon dissolution.

Class B Common Shares

No Class B Common shares have been issued to date.  Holders of Class B Common shares are entitled to:

(a)	to no right to notice of, to attend, or to vote at meetings of the shareholders of the Corporation.
(b)

to the right, subject to any preferential rights attaching to any other class or series of shares of the Corporation, to receive dividends as, when, and if declared on the Class B Common shares by the Corporation.

(c)

notwithstanding (b) and subject to any preferential rights attaching to any other class or series of the Corporation, dividends may be paid on the Class A Common shares to the exclusion of any dividend or of a proportionate dividend on the Class B Common shares.

(d)

notwithstanding (b), no dividend may be declared or paid on the Class B Common shares if payment of the dividend would cause the realizable value of the Corporation's assets to be less that the aggregate of its liabilities and the amount required to redeem all shares of the Corporation then outstanding having attached thereto a redemption or retraction right.

(e)	the right, subject to any preferential rights attaching to any other class or series of shares of the Corporation, to share in the remaining property of the Corporation upon dissolution.

First Preferred Shares

No preferred shares have been issued to date.  The First Preferred shares may be issued from time to time in one or more series with each series to consist of such number of First Preferred shares as may, before the issue thereof, be determined by the directors of the Corporation.  Before the first issue of First Preferred shares of a particular series the directors of the Corporation shall by resolution determine the designation, rights, privileges, restrictions, and conditions attaching to that series of First Preferred shares, which rights are completely in the discretion of the directors of the Corporation subject to the requirements of the Business Corporations Act.

Any changes required to be made to the rights of holders of our stock would have to be made by filing Articles of Amendment. Special resolutions approving changes to the Articles would require the consent of a majority of the shares voted at any meeting of the shareholders called to approve such action.

SHAREHOLDERS MEETINGS AND OTHER MATTERS

Pursuant to the Alberta Business Corporations Act, Capital Canada ‘s Board of Directors is required to hold or call an annual general meeting of shareholders once in every calendar year and no more than sixteen (16) months after holding its last preceeding annual meeting , which was held on December 31, 2002.  Notice of a meeting of shareholders must be provided no less than 21 days and no more than 50 days prior to the meeting date.  Special meetings of the shareholders may be call by the directors at any time with the same notice requirements.

The necessary quorum for a shareholder meetingfor all purposes other than appointment of a Chairman of the meeting and adjournment of the meeting is (a) at least one shareholder; and (b) holding or representing by proxy not less than five percent (5%) of the issued shares of the class with the right to vote.

Pursuant to paragraph 2 of our By-law No 2, our Board of Directors may, from time to time, by majority vote, delegate a committee of the Board, to a director, or an officer of the Corporation or any other person as designated by the Board all or any of the powers conferred on the Board by the Alberta Business Corporations Act.

All registered shareholders may attend the meeting in person or by proxy and cast their vote on each item of business properly brought before the meeting.

Non-registered shareholders may attend the meeting, however, they may only vote on each item of business by submitting their proxy, in advance of the meeting, to the intermediary who will provide an omnibus proxy for each vote received.

There are no limitations on the rights to own securities.

There are no provisions that would have the effect of delaying, deferring or preventing a change in the control of the Corporation.

There are no conditions imposed by the Articles of Incorporation governing changes in the capital of the Corporation.

FILING REQUIREMENTS

As a result of the filing of the Form 20-F Registration Statement with the Securities and Exchange Commission (the “Commission”), and such registration statement becoming effective, the Company will be subject to certain reporting requirements under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”).

-

Annual Reports on Form 20-F within six (6) months from the end of Capital Canada's fiscal year end, which must include audited financial statements for the last two fiscal years, which may be audited according to Canadian generally accepted accounting principles;

-

Reports of Foreign Private Issue on Form 6-K which includes information that Capital Canada makes or is required to make public pursuant to the Province of Alberta, files or is required to file with a stock exchange on which Capital Canada's securities are traded and which was made public by that exchange or distributes or is required to distribute to its security holders.

In addition, any person who acquires, directly or indirectly, the beneficial ownership of five percent (5%) or more of Capital Canada's outstanding shares of common stock will be obligated to file with the Commission a statement containing the information required by Schedule 13D.

Capital Canada will not be subject to the proxy solicitation rules found in Section 14 of the Exchange Act nor will its insiders be subject to the insider short swing profit rules found in Section 16 of the Exchange Act.

Upon the shares of Capital Canada being distributed to the shareholders of FACT Corporation, Capital Canada will be required to comply with the Alberta Business Corporations Act and to file its annual financial statements and its annual report with the Province of Alberta.   As Capital Canada will not be a reporting issuer in the Province of Alberta unless it files a prospectus with the Province of Alberta it will have no reporting requirements with the Alberta Securities Commission, save for if the Company should issue shares it will be required to make the necessary regulatory filings and ensure exemptions are available under the Alberta Securities Commission for  the issuance of such shares.

MATERIAL CONTRACTS

Each of our material contracts has been described within this Form 20-F and attached.

EXCHANGE CONTROLS

There are no governmental laws, decrees, regulations or other legislation of Canada that may affect the import or export of capital for use.

Other than the withholding of any taxes due under the terms of specific treaties between countries on dividends paid to shareholders of the Corporation there are no restrictions on the remittance of dividends, interests or other payments.

TAXATION

The discussions below summarize the material tax considerations relevant to an investment in common shares by individuals and corporations who, for income tax purposes, are resident in the U.S. for purposes of the Convention (as hereinafter defined) and are not resident in Canada, who hold common shares as a capital asset, and who do not hold the common shares in carrying on a business through a permanent establishment in Canada or in connection with a fixed base in Canada (collectively, "Unconnected U. S. Shareholders" or "Holders"). The tax consequences of an investment in common shares by investors who are not Unconnected U.S. Shareholders may differ substantially from the tax consequences discussed herein. The discussion of U.S. tax consideration is addressed only to Unconnected U. S. Shareholders whose "functional currency" within the meaning of Section 985 of the Internal Revenue Code of 1986, as amended (the "Code"), is the U. S. dollar, and to U. S. citizens who are not residents in the U.S. for the purpose of the Convention, but who otherwise meet the definition of Unconnected U.S. Shareholders. Furthermore, the discussion of U.S. tax consideration does not address the tax treatment of Unconnected U. S. Shareholders that own, or are deemed for U.S. federal income tax purposes to own, 10% or more of the total combined voting power of all classes of voting stock of Capital Reserve Canada Limited. The discussion of Canadian tax considerations does not address the tax treatment of a trust, company, organization or other arrangement that is a resident of the U.S. and that is generally exempt from U. S. tax.

This discussion does not address all of the income tax consequences that may be applicable to any Holder subject to special treatment under the U.S. federal income tax law or to any particular Holder in light of such Holder's particular facts and circumstances. Some Holders, including tax exempt entities, banks, insurance companies and persons who hold common shares as part of a hedging transaction may be subject to special or different rules not discussed below. The discussion of U.S. tax considerations is based on the provisions of the Code.

 The discussion of Canadian tax consideration is based upon the provisions of the Income Tax Act (Canada), as amended from time to time (the "Tax Act"), the Convention between Canada and the U.S. with Respect to Taxes on Income and Capital, as amended from time to time (the "Convention"), and the Company's understanding of published administrative practices of Canada Customs and Revenue Agency and judicial decision, all of which are subject to change. The discussion does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions in the U. S.

U.S. Federal Income Tax Considerations

Unconnected U.S. Shareholders generally will treat the gross amount of the distributions paid by the Company, including the amount of any Canadian tax withheld, as foreign source dividend income for U.S. federal income tax purposes to the extent of the Company's current or accumulated earnings and profits, as computed for U.S. federal income tax purposes. Distribution in excess of that amount will reduce an Unconnected U.S. Shareholder's tax basis in the common shares, but not below zero, and the remainder, if any, will be treated as taxable capital gains. In general, in computing its U.S. federal income tax liability, an Unconnected U.S. Shareholder may elect for each taxable year whether to claim a deduction or, subject to the limitations described below, a credit for Canadian taxes withheld from dividends paid on its common shares. If the Unconnected U.S. Shareholder elects to claim a credit for such Canadian taxes, the election will be binding for all foreign taxes paid or accrued by the Shareholder for such taxable year. The Code applies various limitations on the amount of foreign tax credit that may be available to a U.S. taxpayer based upon the segregation of foreign source income into separate categories of income. The amount of credit which may be claimed with respect to the category of income to which the dividend is allocated, and to which the foreign taxes are attributable generally may not exceed the same portion of the U.S. tax on worldwide taxable income, before applying the foreign tax credit as the U.S. holder's foreign source taxable income allocation to such category bears to such U.S. holder's entire taxable income. The foreign tax credit is disallowed for dividends on stock unless a minimum holding period is satisfied and additional limitations may restrict the ability of some individuals to claim the foreign tax credit. Accordingly, we urge investors to consult their own tax advisors with respect to the potential consequences to them of the foreign tax credit limitations.

For U. S. federal income tax purposes, the amount of any distributions made on a common share to an Unconnected U.S. Shareholder in Canadian dollars will equal the U.S. dollar value of the Canadian dollars calculated by reference to the appropriate exchange rate in effect on the date of receipt of the distribution, regardless of whether the Canadian dollars are actually converted into U.S. dollars upon receipt. Unconnected U.S. Shareholders are urged to consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Canadian dollars which are converted into U.S. dollars subsequent to receipt by the shareholder.

The sale of common shares generally will result in a gain or loss to the Holder in an amount equal to the difference between the amount realized and the Holder's adjusted cost basis in the shares. Provided that the Holder is not considered a "dealer' in the shares sold, gain or loss on the sale of the common shares will generally be capital gain or loss.

Capital losses are used to offset capital gains. Individual taxpayers may deduct the excess of capital losses over capital gains of up to US$3,000 a year, US$1,500 in the case of a married individual filing separately, from ordinary income. Non-corporate taxpayers may carry forward unused capital losses indefinitely.  Unused capital losses of a corporation may be carried back three years and carried forward five years.

Canadian Tax Considerations

Dividends received or deemed to be received, on the common shares by Unconnected U.S. Shareholders will be subject to Canadian withholding tax at the rate of 25%, subject to reduction under the Convention. Under the Convention, the maximum rate of withholding tax on such dividends is reduced to 15% if the beneficial owner of such dividends is an Unconnected U.S. Shareholder. However, that rate is reduced to 5% under the Convention if the beneficial owner of such dividends is an Unconnected U.S. Shareholder that is a corporation that owns at least 10% of the voting stock of the company.

An Unconnected U.S. Shareholder will not be subject to tax in Canada on any capital gain realized upon the disposition or deemed disposition of the common shares, provided that the common shares do not constitute "taxable Canadian property" of the shareholder within the meaning of the Tax Act.

Canada does not currently impose any estate taxes or succession duties.

DIVIDENDS AND PAYING AGENTS

Not applicable.

STATEMENTS BY EXPERTS

The consolidated financial statements of Capital Reserve Canada Limited for the periods ending December 31, 2001 and 2002, included in this registration statement have been audited by Miller and McCollum, certified public accountants, as stated in their report herein and elsewhere in the registration statement, and is included in reliance upon such reports of such firm given upon the authority as experts in accounting and auditing.

DOCUMENTS ON DISPLAY

All documents filed in connection with this registration statement have been filed with the Securities and Exchange Commission using the EDGAR (Electronic Data Gathering, Analysis and Retrieval) system.  The Securities and Exchange Commission maintains a Web site on the Internet at the address http://www.sec.gov that contains reports, proxy information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

SUBSIDIARY INFORMATION

The Company does not have any subsidiaries.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

DEBT SECURITIES

Not applicable.

WARRANTS AND RIGHTS

Not applicable

OTHER SECURITIES

Not applicable

AMERICAN DEPOSITARY SHARES

Not applicable

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15.

CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not presently have an audit committee.

ITEM 16B.

CODE OF ETHICS

Not applicable

ITEM 16C.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

PART III

ITEM 17.

FINANCIAL STATEMENTS

See Item 18 Below.

ITEM 18.

FINANCIAL STATEMENTS

The required financial statements are provided herein starting on page F-1.

ITEM 19.

EXHIBITS

Exhibit No.	Exhibit
1.1	Certificate of Incorporation of the Company consisting of the Articles of Incorporation filed with the Alberta Registries on December 8, 1999, filed herewith
1.2

Amendment to Articles of Incorporation of the Company filed with Alberta Registries on January 15, 2003, incorporated by reference to the Exhibits filed with the Registrant's Form 20-F filed on July 11, 2003 (file # 000-50339)

1.3	By-Laws of the Company, dated December 8, 1999, incorporated by reference to the Registrant's Form 20-F filed on July 11, 2003 (file # 000-50339)
4.1

Lease between Capital Reserve Corporation (now known as FACT Corporation) and Capital Reserve Canada Limited, dated August 30, 2000, incorporated by reference to the Exhibits filed with the Registrant's Form 20-F filed on July 11, 2003 (file # 000-50339)

4.2

Amendment to Lease between Capital Reserve Corporation (now known as FACT Corporation) and Capital Reserve Canada Limited, dated September 7, 2000, incorporated by reference to the Exhibits filed with the Registrant's Form 20-F filed on July 11, 2003 (file # 000-50339)

4.3

Amendment to Lease between Capital Reserve Corporation (now known as FACT Corporation) and Capital Reserve Canada Limited, dated October 30, 2000, incorporated by reference to the Exhibits filed with the Registrant's Form 20-F filed on July 11, 2003 (file # 000-50339)

4.4

Sublease between Capital Reserve Canada Limited and TJ/H2b Analytical Services Inc, dated October 30, 2000, incorporated by reference to the Exhibits filed with the Registrant's Form 20-F filed on July 11, 2003 (file # 000-50339)

4.5

Sublease between Capital Reserve Canada Limited and Canada Chemical Corporation, dated January 3, 2003, incorporated by reference to the Exhibits filed with the Registrant's Form 20-F filed on July 11, 2003 (file # 000-50339)

4.6

Specific Variable Rate Loan Agreement between Alberta Treasury Branches and Capital Reserve Canada Limited, dated September 27, 2001, incorporated by reference to the Exhibits filed with the Registrant's Form 20-F filed on July 11, 2003 (file # 000-50339)

4.7

Option Agreement between Capital Reserve Canada Limited and N. Desmond Smith, dated May 12, 2003, incorporated by reference to the Exhibits filed with Amendment No. 2 to the Registrant's Form 20-F filed on November 28, 2003 (file # 000-50339)

4.8

Purchase Agreement between Capital Reserve Canada Limited, FACT Corporation and Terra Nostra

Technology Ltd. dated June 10, 2003, incorporated by reference to the Exhibits filed with Amendment No. 2 to the Registrant's Form 20-F filed on November 28, 2003 (file # 000-50339)

4.9

Petroleum, Natural Gas, and General Rights Conveyance between Hornet Energy Ltd. and Capital Reserve

Canada Limited dated May 5, 2003, incorporated by reference to  the Exhibits filed with Amendment No. 2 to the Registrant's Form 20-F filed on November 28, 2003 (file # 000-50339)

10-G	Consent of Miller & McCollom to inclusion of audit report in Registration Statement on Form 20-F, filed herewith.

 INDEX TO FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENTS AS AT AND FOR THE FISCAL YEARS ENDED DECEMBER 31, 2002 AND 2001.

Page

Report of Independent Certified Public Accountants	F-3

Financial Statements:

Balance Sheets	F-4

Statements of Operations	F-5

Statements of Cash Flows	F-6

Statement of Shareholders' Deficit	F-7

Notes to Financial Statements	F-7 to F-15

Supplemental Information	F-16

CAPITAL RESERVE CANADA LIMITED

FINANCIAL STATEMENTS

AS AT THE FISCAL YEARS ENDED DECEMBER 31, 2002 AND 2001

with

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report

Board of Directors

Capital Reserve Canada Limited

We have audited the accompanying balance sheets of Capital Reserve Canada Limited as of December 31, 2002 and 2001, and the related statements of operations, stockholders' equity, and cash flows for the years ending December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Reserve Canada Limited as of December 31, 2002 and 2001 and the results of its operations, its stockholders' equity, and its cash flows for the years ending December 31, 2002 and 2001, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2, the Company has suffered operating losses since inception that raise substantial doubts about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Miller and McCollom

MILLER AND MCCOLLOM

Certified Public Accountants

4350 Wadsworth Boulevard, Suite 300

Wheat Ridge, Colorado 80033

March 27, 2003 except for notes 3, 10, and 11 which are as of March 9, 2004

CAPITAL RESERVE CANADA LIMITED

BALANCE SHEETS

	December 31,
	2002	2001
ASSETS
Current Assets
Cash and cash equivalents	501	4,252
Accounts receivable	2,162	5,018
Accounts receivable (related party)	6,585	---
Loan receivable	402	---
Prepaid expenses	581	670
Total current assets	10,231	9,940

Oil & Gas Leases (Full cost method)- Proved Properties	76,921	95,000

Office equipment and computers (net of accumulated depreciation of $875 and $17,641)	426	18,766
Total assets	87,578	123,706

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Loans payable	50,500	163,462
Accounts payable and accrued liabilities	23,734	47,935
Accounts payable (related party)	11,104	24,733
Loans from related parties	24,766	5,030
Total current liabilities	110,104	241,160

Provision for site restoration	1,640	565

Due to parent	624,812	508,055
Total liabilities	736,556	749,780

Commitments and contingencies

Stockholders' equity
Common stock, authorized unlimited number of Class A common shares, no par value, 2,000,000 shares issued and outstanding (See Note 11)	68	68
Accumulated deficit	(667,530)	(646,101)
Accumulated other comprehensive income	18,484	19,959
Total stockholders' equity	(648,978)	626,074

Total liabilities and stockholders' equity	87,578	123,706

The accompanying notes are an integral part to the audited financial statements.

CAPITAL RESERVE CANADA LIMITED

STATEMENTS OF OPERATIONS

	December 31,
	2002	2001

Revenue
Petroleum and natural gas (net of royalties)	77,354	94,864
Total revenue	77,354	94,864

Costs and expenses
Petroleum and natural gas related costs (including depletion)	77,699	92,403
Legal	542	---
Consultants	13,148	30,000
Administrative expenses	5,060	45,635
Depreciation and amortization	7,566	6,873
Loss on disposal of assets	4,660	---
Loss due to impairment	---	497,397
	108,675	672,308

(Loss) from operations	(31,321)	(577,444)

Other income and expenses:
Interest income	---	---
Interest expense	(8,142)	(13,615)
Rental income	39,028	39,638
Rental operating costs	(20,994)	(29,941)
Net (loss)	(21,429)	(581,362)

Net (loss) per common share	(21)	(581)

Weighted average number of common shares used in calculation (See Note 11)	2,000,000	2,000,000

Other comprehensive income
Net (loss)	(21,429)	(581,362)
Foreign currency translation adjustment	(1,475)	19,376
Total other comprehensive income	(22,904)	(561,986)

The accompanying notes are an integral part to the audited financial statements.

CAPITAL RESERVE CANADA LIMITED

STATEMENTS OF CASH FLOWS

	December 31,
	2002	2001
Cash flows from operating activities
Net loss	(22,904)	(581,363)
Reconciling adjustments:
Depletion, amortization and site restoration	38,268	52,241
Loss on disposal of assets	4,660	---
Loss due to impairment	---	497,397
Changes in operating assets and liabilities:
Accounts receivables	(3,729)	(4,967)
Prepaid expenses	89	530
Accounts payable and accrued liabilities	(37,830)	40,619
Net cash flows from operating activities	(19,971)	4,457

Cash flows from investing activities
Acquisition of oil & gas properties	(11,548)	(58,078)
Acquisition of property and equipment	---	(8,215)
Loan advances	(402)	---
Proceeds from disposal of office equipment	6,114	---
Net cash flows from investing activities	(5,836)	(66,293)

Cash flows from financing activities
Loan proceeds	25,828	---
Loan repayment	(119,054)	(25,845)
Loan from parent	116,757	91,909
Net cash flows from financing activities	23,531	66,064

Foreign currency translation adjustment	(1,475)	(122)

Net change in cash and cash equivalents	(3,751)	4,106
Cash and cash equivalents at the beginning of the year	4,252	146
Cash and cash equivalents at the end of the year	501	4,252

Supplemental schedule of non-cash investing and financing activities:
Accrued interest expense added to Loans payable	1,810	---
Supplemental schedule of cash flow information:
Interest paid	6,323	13,615
Income taxes paid	---	---

The accompanying notes are an integral part to the audited financial statements.

CAPITAL RESERVE CANADA LIMITED

STATEMENT OF STOCKHOLDERS' DEFICIT

	Class A Common Stock
	Shares	Amount	Accumulated deficit	Accumulated other comprehensive income (loss)	Total Shareholders' Deficit

Balance at December 31, 2000	2,000,000	68	(64,739)	583	(64,088)
Net loss for the year	---	---	(581,362)	---	(581,362)
Foreign currency translation adjustment	---	---	---	19,376	19,376
Balance at December 31, 2001	2,000,000	68	(646,101)	19,959	(626,074)
Net loss for the year	---	---	(21,429)	---	(21,429)
Foreign currency translation adjustment	---	---	---	(1,475)	(1,475)
Balance at December 31, 2002 (See Note 11)	2,000,000	68	(667,530)	18,484	(648,978)

The accompanying notes are an integral part to the audited financial statements.

Note 1- Summary of Significant Accounting Policies

This summary of significant accounting policies of Capital Reserve Canada Limited (the “Company”) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements, which are stated in U.S. Dollars.

Organization

The Company is an Alberta, Canada corporation formed in December 1999 to locate and acquire producing oil and gas assets in Canada. The Company also engages in exploration and development conducted by third party operators. The Company is a wholly owned subsidiary of FACT Corporation, a publicly traded Colorado corporation.

Operations

At the time of this report, the Company owned interests in producing oil and gas properties located in Alberta, Canada.

Use of Estimates in the preparation of the financial statements

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Depreciation

Depreciation has been provided in amounts sufficient to relate the costs of depreciable assets to operations over their estimated useful lives principally on the straight-line method from two to five years.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Currency

The functional currency of the Company is the Canadian dollar. Assets and liabilities in the accompanying financial statements are translated to United States dollars at current exchange rates and income statement accounts are translated at the average rates prevailing during the period. Related translation adjustments are reported as other comprehensive income, a component of stockholders' equity.

(Loss) Per Share

(Loss) per share of common stock is computed by dividing the net loss by the weighted average number of common shares outstanding during the year.  Fully diluted earnings per share are not presented because they are anti-dilutive.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 107 (“SFAS 107”), Disclosure About Fair Value of Financial Instruments. SFAS 107 requires disclosure of fair value information about financial instruments when it is practicable to estimate that value. The carrying amount of the Company's cash and cash equivalents, accounts receivable, prepaid expenses and other current expenses, and the current portions of notes payable approximate their estimated fair values due to their short-term maturities.

Valuation of Long-Lived Assets

The Company periodically analyzes its long-lived assets for potential impairment, assessing the appropriateness of lives and recoverability of unamortized balances through measurement of undiscounted operating cash flows on a basis consistent with accounting principles generally accepted in the United States of America.

Income taxes

The Company records deferred taxes in accordance with Statement of Financial Accounting Standards (SFAS) 109, "Accounting for Income Taxes."  The statement requires recognition of deferred tax assets and liabilities for temporary differences between the tax bases of assets and liabilities and the amounts at which they are carried in the financial statements, based upon the enacted tax rates in effect for the year in which the differences are expected to reverse.  A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Revenue recognition

The Company recognizes oil and gas sales upon delivery to the purchaser using the sales method.  Under this method, revenues are recognized based on actual volumes of gas and oil sold to purchasers.  The volumes sold may differ from the volumes to which we are entitled based on our interests in the properties and are generally reflected as adjustments to reported proved reserves.  Should the Company's excess sales exceed its share of estimated remaining recoverable reserves a liability is recorded.

The Company recognizes revenue for rental income on a monthly basis when the payments are due under the lease agreements unless the Company determines that collection is unlikely.

Other

The company has selected December 31 as its year-end.

The Company paid no dividends in 2002 or 2001.

Reclassifications

Certain reclassifications have been made to previously reported statements to conform to the Company's current financial statement format.

Note 2 – Basis of Presentation

Generally accepted accounting principles in the United States of America contemplates the continuation of the Company as a going concern.  However, the Company has reported a net liability position and has accumulated operation losses since its inception, which raises substantial doubt about the Company's ability to continue as a going concern.  The continuation of the Company is dependent upon the continuing financial support of creditors and stockholders and upon obtaining the capital requirements for the continuing operations of the Company.  Management believes actions planned and presently being taken provide the opportunity for the Company to continue as a going concern.

Note 3 – Oil and Gas Activities

During the year 2000, the Company acquired a 5% interest in a producing oil and gas field in the Crossfield Area of Alberta, Canada that included four wells and a gathering facility.  The total cost of the acquisition, $612,788 (CDN$900,000), was paid in cash of $204,263 together with 817,050 shares of the parent's common stock at a deemed price of $0.50 per share.

The Company has elected to follow the full cost method of accounting for its oil & gas activities.  Accordingly, all costs associated with the acquisition, exploration, and development of oil and gas reserves, including directly related overhead costs, are capitalized.

All capitalized costs of oil and gas properties, including estimated future costs to develop proved reserves, are depleted on the unit of production method using estimates of proved reserves.  Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs.  If the results of an assessment of unproved properties indicate that they are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

In addition, the capitalized costs are subject to a “ceiling test”, which basically limits such costs to the aggregate of the “estimated present value” discounted at a 10 percent interest rate of future net revenues from proved reserves based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties.  At December 31, 2001, the Company determined that the present value of the estimated future net revenues of its properties was lower than the capitalized costs and that the limitation of the ceiling test would apply.  Resulting from this limitation, the net carrying value of the Company's oil and gas assets was reduced by $497,397 at December 31, 2001.

Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas, in which case the gain or loss is recognized in income.  Abandonment of properties are accounted for as adjustments of capitalized costs with no loss recognized.

During the year ended December 31, 2001, the Company and its industry partners in the Crossfield Area became aware that it was no longer economically feasible to produce all of the oil and gas reserves previously estimated to be productive.  Therefore, estimated future producible volumes of oil and gas were reduced substantially, from an estimated 68,197 barrels of oil equivalent (BOE, wherein 6 Mcf of gas equals one barrel of oil) at December 31, 2000, to 18,330 BOE at December 31, 2001.  Oil prices also declined significantly during 2001, from an effective rate of $28.53 per BOE at December 31, 2000, to $21.37 per BOE at December 31, 2001.

During the year ending December 31, 2002, the Company and its industry partners in the Crossfield Area experienced a significant decline in overall production from the area's producing wells.  Production performance is a key component utilized in the calculation of reserves.  The proven producible reserves from the producing wells, was therefore reduced in 2002 by 6,698 BOE (using 6 Mcf of gas equals one barrel of oil).  This decline was offset somewhat with the recompletion of the 7-21-23-28W4 well in the belly river formation.  The December 31, 2002 net proven producible reserves are estimated at 12,799 BOE or a reduction in reserves from the previous year ending of 5,531 BOE.

As at the fiscal year ended December 31, 2002 there were five producing wells located on these properties that had gross sales totaling 39,715 bbls of oil, 60,570 BOE of gas and 3,145 bbls of other products. The average sales price per barrel of oil produced was $23.02 and the average sale price for gas produced was $2.67 per MCF. The average lifting cost per equivalent barrel of oil (gas volumes were converted to oil volumes assuming 6 MCF of gas equals 1 barrel of oil) during 2002 was $7.62.  During the previous fiscal year there were five producing wells located on these properties that had total sales of 46,200 bbls of oil, 51,840 BOE of gas and 220 bbls of other products.   As at December 31, 2002, the Company holds a 5.348% interest in these five producing wells. The average sales price per barrel of oil produced was $21.37 and the average sale price for gas produced was $3.25 per MCF. The average lifting cost per equivalent barrel of oil (gas volumes were converted to oil volumes assuming 6 MCF of gas equals 1 barrel of oil) during 2001 was $7.08.

Capitalized leashold costs by geographic areas are as follows:

Area	December 31, 2003	December 31, 2002
Canada	$76,921	$95,000

Note 4 – Loans Payable

The Company has a $44,408 revolving bank term loan, payable on demand, with the Alberta Treasury Branches. The loan is secured by the assets of the Company, including certain oil and gas interests.

Loans payable also includes an amount of $6,092 due to an arms length third party.

Note 5 – Related Party Payables and Transactions

Loans from related parties consist of amounts due to companies that are controlled by a director of the Company and amounts due to shareholders of the parent, FACT Corporation. The loans are unsecured and interest is charged at rates between 10% and 20% p.a.

Due to parent consists of amounts advanced from the Company's parent, and are non-interest bearing.

The Company paid rent and property costs to its parent in the amounts of $37,958 in 2002 and $35,604 in 2001.

The Company also paid management fees of $3,000 in 2002 and $30,000 in 2001 to a company controlled by a director of the Company.

Note 6 – Commitments

The Company has entered into an office lease agreement with its parent company to make minimum lease payments as follows:

2003	21,481
2004	21,481
2005	17,901
Total	$60,863

The Company has subleased this property for the remaining term of the lease.

 Note 7 – Income Taxes

The Company is subject to Canadian income taxes.

Significant components of the Company's net deferred income tax asset are as follows:

Undepreciated capital cost of capital assets over net book value	1,257
Non-capital loss carry forward	6,916
Cumulative Canadian oil and gas property expenses	174,148
Less: Valuation allowance	(182,321)
Net deferred income tax asset	—

As of December 31, 2002 the Company's non-capital losses of approximately $23,000 and cumulative Canadian oil and gas property expenses of approximately $601,000 are carried forward for tax purposes and are available to reduce taxable income of future years. The non-capital losses expire in 2007. The cumulative Canadian oil and gas property expenses can be forward indefinitely. No deferred income taxes have been recorded because of the uncertainty of future taxable income to offset. These carryforwards may not be available if there is a significant change in ownership of the company.

The reconciliation of income tax (benefit) computed at the statutory rate to income tax expense (benefit) is as follows:

Tax (benefit) at federal statutory rate	(38.60)%
Valuation allowance	38.60
Tax provision (benefit)	0.00%

Note 8 – Segment reporting

The Company's operations consist of one reportable segment, which derives its revenue from the sale of oil, natural gas, and related products.

Note 9 – Risks and Uncertainties

The Company is subject to substantial risks and uncertainties inherent in the operation of oil and gas properties.  These risks include volatility of oil and gas prices and currency fluctuations, competitive factors, technology risks, market availability, and uncertainties involved in the estimation and valuation of reserves.

Note 10 – Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 “Business Combinations.”  The Statement is to be adopted for all business combinations initiated after June 30, 2001.  The adoption of this Statement did not impact the Company's financial position, results of operations, or cash flows.

In June 2001, the FASB issued SFAS No. 142 “Accounting for Goodwill and Intangible Assets”.  In accordance with certain provisions of the Statement, goodwill acquired after June 30, 2001 is not amortized.  All provision of the Statement are required to be applied in the fiscal year beginning after December 15, 2001.  The adoption of this Statement did not impact the Company's financial position, results of operations, or cash flows.

In August 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations”.   SFAS No 143 establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost.  The Company adopted this Statement for the year ending December 31, 2003.  The adoption of this Statement did not materially impact the Company's financial position, results of operations, or cash flows.

In July 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” which is effective for fiscal years beginning after December 15, 2001.  SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets to be disposed of by sale.  The adoption of this Statement did not impact the Company's financial position, results of operations, or cash flows.

In April 2002, the FASB issued SFAS No. 145, “Recission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections”.  SFAS 145 which is effective for fiscal years beginning after May 15, 2002, provided guidance for income statement classification of gains and losses on extinguishments of debt and accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions.  The adoption of this statement did not impact the Company's financial position, results of operations, or cash flows.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”.  SFAS 146 nullifies the guidance of the Emerging Issues Task Force (EITF) Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”.  SFAS 146 requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred.  SFAS 146 also establishes that fair value is the objective for the initial measurement of the liability.  The provisions of SFAS 146 are required for exit or disposal activities that are initiated after December 31, 2002.  The adoption of this Statement did not impact the Company's financial position, results of operations, or cash flows.

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure”.  SFAS 148 amends FASB Statement No. 123 “Accounting for Stock-Based Compensation” to provided alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the reported results.  The provision of SFAS 148 are effective for financial statements for fiscal years ending after December 15, 2002.  The adoption of this Statement did not impact the Company's financial position, results of operations, or cash flows.

In November 2002, the FASB issued FIN 45, which expands previously issued accounting guidance and disclosure requirements for certain guarantees.  The adoption of the Statement did not impact the Company's financial position, results of operations or cash flows.

Statement of Financial Accounting Standards No. 141, “Business Combinations” (SFAS 141) and Statement of Financial Accounting Standards, No. 142 “Goodwill and Intangible Assets” (SFAS 142) were issued by the Financial Accounting Standards Board (FASB) in June 2001 and have been adopted by the Company.  SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method and additionally, includes certain definitions of intangible assets and requires reporting separately certain intangible assets.  SFAS 142 establishes new guidelines for accounting and disclosures for goodwill and other intangible assets.  The application of SFAS 141 and 142 to oil and gas mineral rights held under contractual arrangements, including leases, is uncertain.

The Company has oil and gas leases in the amount of $76,921 and $95,000 at December 31, 2002 and 2001, respectively that are currently classified on the balance sheet as tangible assets.  In the event that it is determined that SFAS 141 and 142 are applicable to these oil and gas mineral rights, the Company would be required to classify its oil and gas mineral rights held under lease and other contractual arrangements separately from oil and gas properties as intangible assets on our balance sheet and additional disclosures required by SFAS No 141 and No 142 relative to intangibles would be included in the notes to financial statements.

This interpretation of SFAS 141 and 142 would only affect the classification of oil and gas leases on the Company's balance sheet and would not affect total assets, net worth or cash flows.  The Company's results of operations would not be affected, since these leasehold costs would continue to be amortized under existing accounting standards.

Note 11 – Stockholders Equity

The Company is authorized to issue an unlimited number of Class A Common shares with no par value, an unlimited number of Class B Common shares with no par value and an unlimited number of First Preferred shares with no par value.  No shares of Class B Common Stock or First Preferred Stock have been issued to date.

On May 28, 2003, the Company’s sole shareholder executed a resolution to split the outstanding shares of Class A common stock on the basis of 2,000 shares to 1 bringing the total number of issued and outstanding shares of Class A Common Stock to 2,000,000 shares.  All share and per share data shown reflect post-split quantities.

Capitalized Costs Relating to Oil and Gas Producing Activities:

At December 31, 2000 -
Proved oil and gas properties	$649,118
Unproved oil and gas properties	—

Less accumulated depreciation, depletion,
amortization, and impairment reserves	37,578
Net capitalized costs	$611,540

At December 31, 2001
Proved oil and gas properties	$657,624
Unproved oil and gas properties	—
657,624

Less accumulated depreciation, depletion,
amortization, and impairment reserves	562,624
Net capitalized costs	$95,000

At December 31, 2002
Proved oil and gas properties	$657,624
Unproved oil and gas properties	—
657,624

Less accumulated depreciation, depletion,
amortization, and impairment reserves	580,705
Net capitalized costs	$76,919

Costs Incurred in Oil and Gas Producing Activities –
for the Year Ended December 31, 2000:
Exploration costs -
Undeveloped oil and gas properties	$—
Development costs	58,077
Amortization rate per equivalent barrel of production	14.38

for the Year Ended December 31, 2001:
Exploration costs -
Undeveloped oil and gas properties	$—
Development costs	12,621
Amortization rate per equivalent barrel of production	6.86

Results of Operations for Oil and Gas Producing Activities -
for the Year Ended December 31, 2001:
Oil and gas sales, net of royalties	$94,864
Production costs	(47,036)
Depreciation, depletion and amortization	(45,367)
Impairment of Canadian oil and gas properties	(483,990)
Abandonment of U.S. oil and gas properties	--
(481,529)
Income tax expense	$--
Results of operations for oil and gas producing activities (excluding corporate overhead and financing costs)	(481,529)

Oil and gas sales, net of royalties	$77,354
Production costs	(47,345)
Depreciation, depletion and amortization	(30,702)
(693)
Income tax expense	--
Results of operations for oil and gas producing activities (excluding corporate overhead and financing costs)	(693)

Reserve Information:

 At the time of preparation of this report all of the Company's reserves were located in the province of Alberta, Canada. All of the Company's reserves discussed in this section were sold in May, 2003. The following estimates of proved developed reserve quantities and related standardized measure of discounted cash flow are estimates only, and do not purport to reflect realizable values or fair market values of the Company's reserves.  The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, estimates are expected to change as future information becomes available.

Proved reserves are estimated reserves of crude oil (including condensate and natural gas liquids) and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment, and operating methods.

The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas (Edmonton Light Sweet for oil and Edmonton spot for gas, without consideration for price changes since the Company has no long-term contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses (based on year-end statutory tax rates, with consideration of future tax rates already legislated) to be incurred on pretax net cash flows less tax basis of the properties and available credits, and assuming continuation of  existing economic conditions.  The estimated future net cash flows are then discounted using a rate of 10 percent a year to reflect the estimated timing of the future cash flows.

	12/31/2002		12/31/2001
	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)

Proved developed and undeveloped reserves -
Beginning of year	9,830	51,000	18,438	388,399
Revisions of previous estimates	235	28,240	(6,297)	(311,905)
Purchase of minerals in place	—	—	—	—
Production	1,822	16,240	2,311	15,494
End of year	8,243	63,000	9,830	61,000

Proved developed reserves -
Beginning of year	9,830	51,000	18,438	298,554
End of year	8,243	63,000	9,830	51,000

Standardized Measure of Discounted Future

Net Cash Flows at December 31, 2002 and 2001 -
	2002	2001
Net cash inflows	$230,000	$267,000
Future production costs	(139,000)	(140,000)
Future income tax expense	—	—
Future net cash flows	91,000	127,000
10% annual discount for estimated timing of cash flows	(9,000)	(32,000)

Standardized measure of discounted future net
cash flows relating to proved oil and gas reserves	$82,000	$95,000

The following reconciles the change in the standardized measure of discounted future net cash flow:

Net Cash Flows at December 31, 2002 and 2001 -
	2002	2001
Beginning of year	$95,000	$692,000
Sales of oil and gas produced, net of production costs	(48,000)	(48,000)
Purchase of minerals in place	—	—
Net change in prices and production costs	(40,000)	(836,000)
Development costs incurred during the year which were previously estimated	—	8,000
Revisions of previous quantity estimates	62,000	(726,000)
Accretion of discount	4,000	327,000
Net change in income taxes	—	648,000
Other	9,000	30,000
End of year	$82,000	$95,000

CAPITAL RESERVE CANADA LIMITED

FINANCIAL STATEMENTS

(UNAUDITED)

AS AT THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002

INDEX TO FINANCIAL STATEMENTS

CAPITAL RESERVE CANADA LIMITED

FINANCIAL STATEMENTS

(UNAUDITED)

Page

Financial Statements:

Balance Sheets	F-18

Statements of Operations	F-19

Statements of Cash Flows	F-20

Statement of Shareholders' Deficit	F-21

Notes to Financial Statements	F-22 to F-27

CAPITAL RESERVE CANADA LIMITED

BALANCE SHEETS

	September 30, 2003 (Unaudited)	December 31, 2002 (Audited)

ASSETS
Current Assets
Cash and cash equivalents	1,638	501
Accounts receivable	5,489	2,162
Accounts receivable (related party)	2,115	6,585
Loan receivable	-	402
Prepaid expenses	-	581
Total current assets	9,242	10,231

Oil & Gas Leases	10,753	76,921

Office equipment and computers (net of accumulated depreciation of $1,024 and $875)	212	426
Total assets	20,207	87,578

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Loans payable	996	50,500
Accounts payable and accrued liabilities	14,885	23,734
Accounts payable (related party)	198	11,104
Loans from related parties	-	24,766
Total current liabilities	16,078	110,104

Provision for site restoration	-	1,640

Due to parent	658,157	624,812
Total liabilities	674,235	736,556

Commitments and contingencies

Stockholders' equity
Common stock, authorized unlimited number of Class A common shares, no par value, 2,000,000 shares issued and outstanding (See Note 11)	68	68
Accumulated deficit	(647,953)	(667,530)
Accumulated other comprehensive income	(6,143)	18,484
Total stockholders' equity	(654,028)	(648,978)

Total liabilities and stockholders' equity	20,207	87,578

The accompanying notes are an integral part to the unaudited financial statements.

CAPITAL RESERVE CANADA LIMITED

STATEMENTS OF OPERATIONS

	Three months ended September 30 (Unaudited)		Nine months ended September 30, (Unaudited)
	2003	2002	2003	2002

Revenue
Petroleum and natural gas (net of royalties)	2,122	15,133	28,811	57,026
Total revenue	2,122	15,133	28,811	57.026

Costs and expenses
Petroleum and natural gas related costs (including depletion)	7,758	12,356	25,249	59,490
Legal	808	-	2,118	-
Consultants	48	-	2,742	3,000
Administrative expenses	608	2,120	7,767	5,687
Depreciation and amortization	93	1,902	270	5,675
	9,314	16,378	38,145	73,852

Income (Loss) from operations	(7,191)	(1,245)	(9,333)	(16,28,26)

Gain on disposal of asset	442	-	25,263	-

Other income and expenses:
Interest income	530	2	1,533	739
Interest expense	(958)	(2,173)	(4,770)	(6,105)
Rental income	8,581	9,945	24,872	29,136
Rental operating costs	(5,767)	(5,227)	(17,985)	(15,987)
Net income (loss)	(4,367)	1,302	19,577	(9,043)

Net income (loss) per common share	(0.002)	0.001	0.01	(0.005)

Weighted average number of common shares used in calculation (See Note 11)	2,000,000	2,000,000	2,000,000	2,000,000

Other comprehensive income
Net income (loss)	(4,367)	1,302	19,577	(9,043)
Foreign currency translation adjustment	(28)	(11,604)	(24,627)	(2,853)
Total other comprehensive income	(4,395)	(10,302)	1,132	(5,050)

The accompanying notes are an integral part to the unaudited financial statements.

CAPITAL RESERVE CANADA LIMITED

STATEMENTS OF CASH FLOWS

	Nine months ended September 30, (Unaudited)
	2003	2002
Cash flows from operating activities
Net income (loss)	19,577	(9,043)
Reconciling adjustments:
Depletion, amortization and site restoration	2,713	868
Gain on disposal of assets	(25,263)	-
Changes in operating assets and liabilities:
Prepaid expenses	581	-
Loans receivable	402	-
Accounts receivable	1,143	3,419
Accounts payable and accrued liabilities	(19,755)	(39,966)
Net cash flows from operating activities	(20,602)	(14,994)

Cash flows from (used in) investing activities
Proceeds from disposal of assets	112,964	-
Acquisition of oil & gas properties	(10,753)	(10,752)
Net cash flows from investing activities	102,211	(10,752)

Cash flows from (used in) financing activities
Loan proceeds	16,081	62,535
Loan repayment	(49,504)	12,191
Loan (repayment) from/to parent	(24,766)	-
Net cash flows from financing activities		74,726

Foreign currency translation adjustment	(24,557)	(2,165)

Net change in cash and cash equivalents	1,137	46,815
Cash and cash equivalents at the beginning of the year	501	4,252
Cash and cash equivalents at the end of period	1,638	51,067

The accompanying notes are an integral part to the unaudited financial statements.

CAPITAL RESERVE CANADA LIMITED

STATEMENT OF STOCKHOLDERS' DEFICIT

	Class A Common Stock
	Shares	Amount	Accumulated deficit	Accumulated other comprehensive income (loss)	Total Shareholders' Deficit

Balance at December 31, 2000	2,000,000	68	(64,739)	583	(64,088)
Net loss for the year	---	---	(581,362)	---	(581,362)
Foreign currency translation adjustment	---	---	---	19,376	19,376
Balance at December 31, 2001	2,000,000	68	(646,101)	19,959	(626,074)
Net loss for the year	---	---	(21,429)	---	(21,429)
Foreign currency translation adjustment	---	---	---	(1,475)	(1,475)
Balance at December 31, 2002	2,000,000	68	(667,530)	18,484	(648,978)
Net income for the period	---	---	19,577	---	19,577
Foreign currency translation adjustment	---	---	---	(24,627)	(24,627)
Balance at September 30, 2003 (See Note 11)	2,000,000	68	(647,953)	(6,143)	(654,028)

The accompanying notes are an integral part to the unaudited financial statements.

Note 1- Summary of Significant Accounting Policies

This summary of significant accounting policies of Capital Reserve Canada Limited (the “Company”) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements, which are stated in U.S. Dollars.

Organization

The Company is an Alberta, Canada corporation formed in December 1999 to locate and acquire producing oil and gas assets in Canada. The Company is a wholly owned subsidiary of FACT Corporation, a publicly traded Colorado corporation.

Operations

The Company owns interests in development oil and gas leases located in Montana and Colorado, USA.

Use of Estimates in the preparation of the financial statements

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Depreciation

Depreciation has been provided in amounts sufficient to relate the costs of depreciable assets to operations over their estimated useful lives principally on the straight-line method from two to five years.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Currency

The functional currency of the Company is the Canadian dollar. Assets and liabilities in the accompanying financial statements are translated to United States dollars at current exchange rates and income statement accounts are translated at the average rates prevailing during the period. Related translation adjustments are reported as other comprehensive income, a component of stockholders' equity.

(Loss) Per Share

(Loss) per share of common stock is computed by dividing the net loss by the weighted average number of common shares outstanding during the year.  Fully diluted earnings per share are not presented because they are anti-dilutive.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 107 (“SFAS 107”), Disclosure About Fair Value of Financial Instruments. SFAS 107 requires disclosure of fair value information about financial instruments when it is practicable to estimate that value. The carrying amount of the Company's cash and cash equivalents, accounts receivable, prepaid expenses and other current expenses, and the current portions of notes payable approximate their estimated fair values due to their short-term maturities.

Valuation of Long-Lived Assets

The Company periodically analyzes its long-lived assets for potential impairment, assessing the appropriateness of lives and recoverability of unamortized balances through measurement of undiscounted operating cash flows on a basis consistent with accounting principles generally accepted in the United States of America.

Income taxes

The Company records deferred taxes in accordance with Statement of Financial Accounting Standards (SFAS) 109, "Accounting for Income Taxes."  The statement requires recognition of deferred tax assets and liabilities for temporary differences between the tax bases of assets and liabilities and the amounts at which they are carried in the financial statements, based upon the enacted tax rates in effect for the year in which the differences are expected to reverse.  A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Other

The company has selected December 31 as its year-end.

The Company paid no dividends in 2002 or 2001, or to the date of this report.

Reclassifications

Certain reclassifications have been made to previously reported statements to conform to the Company's current financial statement format.

Note 2 – Basis of Presentation

Generally accepted accounting principles in the United States of America contemplates the continuation of the Company as a going concern.  However, the Company has reported a net liability position and has accumulated operation losses since its inception, which raises substantial doubt about the Company's ability to continue as a going concern.  The continuation of the Company is dependent upon the continuing financial support of creditors and stockholders and upon obtaining the capital requirements for the continuing operations of the Company.  Management believes actions planned and presently being taken provide the opportunity for the Company to continue as a going concern.

Note 3 – Oil and Gas Activities

The Company sold its 5% interest in  a producing oil and gas field in the Crossfield Area of Alberta Canada that included four wells and a gathering facility that it acquired during the year 2000.  The total cost of the acquisition, $612,788 (CDN$900,000), was paid in cash of $204,263 together with 817,050 shares of the parent's common stock at a deemed price of $0.50 per share.

As at the fiscal year ended December 31, 2002 there were five producing wells located on these properties that had gross sales totaling 39,715 bbls of oil, 60,570 BOE of gas and 3,145 bbls of other products. The average sales price per barrel of oil produced was $23.02 and the average sale price for gas produced was $2.67 per MCF. The average lifting cost per equivalent barrel of oil (gas volumes were converted to oil volumes assuming 6 MCF of gas equals 1 barrel of oil) during 2002 was $7.62.  During the year ending December 31, 2002, the Company and its industry partners in the Crossfield Area experienced a significant decline in overall production from the area's producing wells.  Production performance is a key component utilized in the calculation of reserves.  The proven producible reserves from the producing wells, was therefore reduced in 2002 by 6,698 BOE (using 6 Mcf of gas equals one barrel of oil).  This decline was offset somewhat with the recompletion of the 7-21-23-28W4 well in the belly river formation.  The December 31, 2002 net proven producible reserves are estimated at 12,799 BOE.  The Company's average monthly net loss from this interest for fiscal year 2002 was $58.

On May 15, 2003 the Company sold this interest to the operator, Hornet Energy Ltd.  for CDN$150,000 or approximately US$112,964.  Because the sale included all of the oil and gas properties owned by the Company, all capitalized costs were reducted to zero and the Company  recorded a gain of $24,821 in respect of the sale of this asset.  The Company does not expect to experience a dramatic change in revenues and expenses as a result of the divestiture of this asset since for the two most recently completed fiscal years, revenues and expenses related to this producing property have been close to equal, resulting in insignificant net income and/or expenses during any particular period.  The Company has however reduced its payment obligations to the Alberta Treasury Branch by paying off that loan and therefore its expenditures will be reduced by approximately $7,000.00 per month in loan payments and interest from this loan.

The Company has elected to follow the full cost method of accounting for its oil & gas activities.  Accordingly, all costs associated with the acquisition, exploration, and development of oil and gas reserves, including directly related overhead costs, are capitalized and grouped into costs pools by geographic area..

All capitalized costs of oil and gas properties, including estimated future costs to develop proved reserves, are depleted on the unit of production method using estimates of proved reserves.  Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs.  If the results of an assessment of unproved properties indicate that they are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

In addition, the capitalized costs are subject to a “ceiling test”, which basically limits such costs to the aggregate of the “estimated present value” discounted at a 10 percent interest rate of future net revenues from proved reserves based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties.

Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas (including the sale of all properties in a cost pool), in which case the gain or loss is recognized in income.  Abandonment of properties are accounted for as adjustments of capitalized costs with no loss recognized.

On June 10, 2003, the  Company executed an agreement with FACT Corporation and Terra Nostra Technology Ltd. whereby we acquired an interest in certain oil and gas leases held in Rosebud and Garfield Counties, Montana which had previously been sold by FACT Corporation to Terra Nostra Technology Ltd. (previously Terra Nostra Resources Ltd.). W. Scott Lawler, a director of FACT Corporation and the Company was a shareholder in Terra Nostra Technology Ltd. at the time of the transaction.  We received the properties in consideration of an agreement to pay to FACT Corporation the amount of $10,000.  Presently the $10,000 is on carried on the books of FACT Corporation and the Company as an intercompany loan.  This amount will become a part of the promissory note to be issued by the Company to FACT Corporation upon the spin off of the Company from FACT Corporation.  As part of the agreement with FACT Corporation and Terra Nostra Technology Ltd., the Company will also take ownership of a small producing oil and gas well in Colorado.

During the quarter the Company expended a total of $6,181 for the drilling of an exploration well on the Montana leases discussed above.  The well was a dry hole.  The Company still holds an interest in certain of the Montana leases and will be reviewing other potential drilling opportunities on these leases.

Capitalized leasehold costs by geographic areas are as follows:

Area	December 31, 2002	December 31, 2003
Canada	$ -	$ 76,921
United States	$ 10, 753	-

Note 4 – Loans Payable

During the quarter the Company retired in full a revolving bank term loan with the Alberta Treasury Branches in the amount of $33,985 (CDN$50,000) upon receipt of proceeds from the sale of certain oil and gas assets (refer to Note 3 above).  As of the date of this report, the Company has outstanding loans payable totaling $996 from arms length third parties.  The loans are unsecured and interest is charged at 18% per annum.

Note 5 – Related Party Payables and Transactions

During the quarter,  all loans from related parties consisting of amounts due to companies that are controlled by a director of the Company and amounts due to shareholders of the parent, FACT Corporation, were retired by the issuance of shares from FACT Corporation. The loans are unsecured and interest is charged at rates between 10% and 20% p.a.

Due to parent consists of amounts advanced from the Company's parent, and are non-interest bearing.

The Company paid rent and property costs to its parent in the amounts of $17,985 for the nine months ended September 30, 2003 and $15,987  for the nine months ended September 30, 2002.

During the nine months ended September 30, 2003, the Company paid consulting fees totaling $2,742 to a Company controlled by a director of the Company.  The Company also paid management fees of $3,000 to a company controlled by a director of the Company during the nine months ended September 30, 2002.

Note 6 – Commitments

The Company has entered into an office lease agreement with its parent company to make minimum lease payments as follows:

2003	21,481
2004	21,481
2005	17,901
Total	$60,863

The Company has subleased this property for the remaining term of the lease.

Note 8 – Segment reporting

The Company's operations consist of one reportable segment, which derives its revenue from the sale of oil, natural gas, and related products.

Note 9 – Risks and Uncertainties

The Company is subject to substantial risks and uncertainties inherent in the operation of oil and gas properties. These risks include volatility of oil and gas prices and currency fluctuations, competitive factors, technology risks, market availability, and uncertainties involved in the estimation and valuation of reserves.

Note 10 – Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 “Business Combinations.”  The Statement is to be adopted for all business combinations initiated after June 30, 2001.

 The adoption of this Statement did not impact the Company's financial position, results of operations, or cash flows.

In June 2001, the FASB issued SFAS No. 142 “Accounting for Goodwill and Intangible Assets”.  In accordance with certain provisions of the Statement, goodwill acquired after June 30, 2001 is not amortized.  All provision of the Statement are required to be applied in the fiscal year beginning after December 15, 2001.  The adoption of this Statement did not impact the Company's financial position, results of operations, or cash flows.

In August 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations”.   SFAS No 143 establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost.  The Company adopted this Statement for the year ending December 31, 2002.  The adoption of this Statement did not impact the Company's financial position, results of operations, or cash flows.

In July 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” which is effective for fiscal years beginning after December 15, 2001.  SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets to be disposed of by sale.  The adoption of this Statement did not impact the Company's financial position, results of operations, or cash flows.

In April 2002, the FASB issued SFAS No. 145, “Recission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections”.  SFAS 145 which is effective for fiscal years beginning after May 15, 2002, provided guidance for income statement classification of gains and losses on extinguishments of debt and accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions.  The adoption of this statement did not impact the Company's financial position, results of operations, or cash flows.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”.  SFAS 146 nullifies the guidance of the Emerging Issues Task Force (EITF) Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”.  SFAS 146 requires that a liability for a costs that is associated with an exit or disposal activity be recognized when the liability is incurred.  SFAS 146 also establishes that fair value is the objective for the initial measurement of the liability.  The provision of SFAS 146 are required for exit or disposal activities that are initiated after December 31, 2002.  The adoption of this Statement did not impact the Company's financial position, results of operations, or cash flows.

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure”.  SFAS 148 amends FASB Statement No. 123 “Accounting for Stock-Based Compensation” to provided alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the reported results.  The provision of SFAS 148 are effective for financial statements for fiscal years ending after December 15, 2002.  The adoption of this Statement did not impact the Company's financial position, results of operations, or cash flows.

In November 2002, the FASB issued FIN 45, which expands previously issued accounting guidance and disclosure requirements for certain guarantees.  The adoption of the Statement did not impact the Company's financial position, results of operations or cash flows.

Statement of Financial Accounting Standards No. 141, “Business Combinations” (SFAS 141) and Statement of Financial Accounting Standards, No. 142 “Goodwill and Intangible Assets” (SFAS 142) were issued by the Financial Accounting Standards Board (FASB) in June 2001 and have been adopted by the Company.  SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method and additionally, includes certain definitions of intangible assets and requires reporting separately certain intangible assets.  SFAS 142 establishes new guidelines for accounting and disclosures for goodwill and other intangible assets.  The application of SFAS 141 and 142 to oil and gas mineral rights held under contractual arrangements, including leases, is uncertain.

The Company has oil and gas leases in the amount of $76,921 and $95,000 at December 31, 2002 and 2001, respectively that are currently classified on the balance sheet as tangible assets.  In the event that it is determined that SFAS 141 and 142 are applicable to these oil and gas mineral rights, the Company would be required to classify its oil and gas mineral rights held under lease and other contractual arrangements separately from oil and gas properties as intangible assets on our balance sheet and additional disclosures required by SFAS No 141 and No 142 relative to intangibles would be included in the notes to financial statements.

This interpretation of SFAS 141 and 142 would only affect the classification of oil and gas leases on the Company's balance sheet and would not affect total assets, net worth or cash flows.  The Company's results of operations would not be affected, since these leasehold costs would continue to be amortized under existing accounting standards.

Note 11 – Stockholders Equity

The Company is authorized to issue an unlimited number of Class A Common shares with no par value, an unlimited number of Class B Common shares with no par value and an unlimited number of First Preferred shares with no par value.  No shares of Class B Common Stock or First Preferred Stock have been issued to date.

On May 28, 2003, the Company’s sole shareholder executed a resolution to split the outstanding shares of Class A common stock on the basis of 2,000 shares to 1 bringing the total number of issued and outstanding shares of Class A  Common Stock to 2,000,000 shares.  All share and per share data shown reflect post-split quantities.

Note 12 – Other

The Company has entered into negotiations for  the acquisition of a producing oil and gas property in Saskatchewan, Canada, but will not finalize any acquisition until such time as the spin-off from FACT Corporation is completed . This property presently generates approximately $25,000 per year in net revenue.  If we are successful in completing the acquisition of this property, management believes that it will provide us with sufficient cash flow to meet a substantial portion of our present monthly overhead.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

CAPITAL RESERVE CANADA LIMITED

__/s/ W. SCOTT LAWLER________

W. Scott Lawler

Secretary-Treasurer

Date:  March 9, 2003